UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report C-TR: Termination of Reporting

Name of Issuer:

Bottle and Barrel I LLC**,** a series of Vinovest Capital, LLC

Legal status of Issuer:

 Form:

 LLC

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 October 1, 2021

Physical Address of Issuer:

9900 Culver Boulevard, Culver City, CA 90232, United States

Website of Issuer:

https://www.vinovest.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a cash fee to the Intermediary equal to the sum of: (i) five percent (5%) of the first $2,500,000 in gross proceeds raised in the offering; and (ii) three percent (3%) of gross proceeds in excess of $2,500,000 and up to $5,000,000 raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Crowd Interest Purchase Agreement (IPA)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

February 18, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

*The Company was formed on October 1, 2021. As such, there are no financials for 2020. The Company has provided audited financials for 2021 since inception date which are attached as Exhibit A hereto.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

BOTTLE AND BARREL I LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

Bottle and Barrel I LLC, a series of Vinovest Capital, LLC (the "**Company**" or the "**Portfolio**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd Interest Purchase Agreements (IPA) (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $500 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 18, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (iI) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Specific Terms of the Offering

- **Fees:**
  - Management Fee: Vinovest Capital Management, LLC will be the investment manager for the Portfolio (the "**Manager**"). In connection with providing its services to the Portfolio, the Manager shall receive a management fee equal to two percent (2%) per annum calculated based on the Fair Market Value of the Portfolio's assets. Such management fee will be paid quarterly in arrears via (i) cash from the Portfolio's treasury or (ii) cash generated via a sale of the Portfolio's assets, at the discretion of the Manager.
  - Intermediary Fee: The Intermediary through which the Offering will be conducted is OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary shall receive a cash fee based on the capital raised by the Portfolio in the Offering. Such cash fee will be equal to the sum of: (i) five percent (5%) of the first $2,500,000 in gross proceeds raised in the Offering; and (ii) three percent (3%) of gross proceeds in excess of $2,500,000 and up to $5,000,000 raised in the Offering.

- o <u>Vendor Fees</u>: The Portfolio will incur one-time third party payment and processing and escrow fees, which are estimated to be approximately one and one-half percent (1.50%) of the capital raised by the Portfolio in the Offering, along with third party legal and accounting fees of approximately $20,000. Additionally, the Portfolio will incur ongoing administration fees for tax reporting and third party administrative fees which are estimated to be approximately one-half of one percent (0.50%) of the Fair Market Value of the Portfolio's assets. Finally, the Portfolio will pay fees to Vinovest, Inc., an entity whose CEO and Founder is Anthony Zhang, the CEO and Manager of the Company, as the exclusive broker to purchase and sell wines and whiskeys on behalf of the Portfolio.

- **Portfolio Investable Assets:** The total capital available to the Portfolio will be calculated as the total amount of cash proceeds raised in the Offering less the sum of (i) upfront legal and accounting fees plus (ii) vendor payment processing and escrow fees plus (iii) the Intermediary Fee.

- **Distribution Waterfall**: At the end of the Portfolio holding period, all cash inflows of the Portfolio will be distributed to the Investors until the Investors have received one hundred and five percent (105%) of the original capital invested by Investors in the Offering. Thereafter, the Manager will receive a Carry Percentage equal to ten percent (10%) of the remaining profits of the Portfolio less any cumulative management fees owed, but not yet paid, to the Manager. Ninety percent (90%) of the remaining profits of the Portfolio shall then be paid pro-rata to the Investors.

- **Holding Period**: The target holding period for the Portfolio is five (5) to seven (7) years, with a maximum holding period of ten (10) years.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/vinovest (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Equity Interests

The Securities are equity interests in the Company and provide rights defined in the Company's limited liability company agreement the *("Company Operating Agreement")* attached as Exhibit D.

Dividends and/or Distributions

The Securities are entitled to Dividends and/or Distributions as defined and enumerated in the Company's Operating Agreement and as summarized above under "**Distribution Waterfall**".

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, the Company will distribute all proceeds legally available for distribution, after payment to creditors of the Portfolio, among the holders of the Securities.

A "**Dissolution Event**" means (i) (10) years from the date of issuance of capital interests in the Portfolio, (ii) the final distribution of the net assets of the Portfolio, (iii) the dissolution of Vinovest, LLC, the master limited liability company for which the Company is a series within, (iv) voluntary determination to dissolve the Portfolio, or (v) entry of a judicial decree of dissolution of the Portfolio.

Voting and Control

The voting rights of the Securities are defined by the Company's Operating Agreement.

Investment management decisions for the Portfolio shall be vested in the Manager and, except as provided by law or regulation, the Administrator will assist with the management of the Portfolio and all of its operations.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Capital Interest into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Capital Interest into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Capital Interest into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of this Offering, the Company shall pay a cash fee to the Intermediary equal to the sum of: (i) five percent (5%) of the first $2,500,000 in gross proceeds raised in the Offering; and (ii) three percent (3%) of gross proceeds in excess of $2,500,000 and up to $5,000,000 raised in the Offering.

Other Compensation

No other compensation will be paid to the Intermediary in connection with the Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever provide a profitable return. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products, and impact the value of the Portfolio's investments, and impair our business prospects.

We rely on other companies to provide services to the Portfolios.

We depend on other companies to provide services to the Portfolio, particularly in regards to brokering of the purchase and sale of wines and whiskeys, storage and insurance, in order to conduct our operations. The Portfolio's ability to meet its obligations to investors may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with the Portfolio's requirements and in a timely and cost-effective manner. Likewise, the value of our investments may be adversely impacted if companies to whom we delegate sourcing, brokering and storing of wines and whiskeys provide services or acquires products which do not meet required specifications.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, the Manager of the Portfolio and key employees of the Manager of the Portfolio.

We are dependent on our executive officers of the Portfolio and key employees of the Manager of the Portfolio. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers, Manager of the Portfolio and key employees of the Manager of the Portfolio could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In general, demand for our services is highly correlated with broader economic conditions.

The Portfolio's success is directly correlated to the market demand in the wine and whiskey investment industry. Our investor base is mainly comprised of young professionals whose income is sufficient to invest; consequently, a substantial portion of our anticipated revenue is derived from discretionary spending which typically falls during times of economic instability. Declines in economic conditions in the United States or in other countries in which we may operate in the future may adversely impact our consolidated financial results. Difficult macroeconomic conditions — particularly high levels of unemployment — could also impact our business, along with other factors including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs. Slowdowns in the United States or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company is located in the State of California. Neither the Company nor the master limited liability company under which the Company is a series are currently qualified to conduct business in California. Both companies are in the process of applying for qualification. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Associated with Wine and Whiskey Investing.

While wine and whiskey investments offer the opportunity for significant gains, those investments also involve a high degree of business and financial risk and can result in substantial losses. Many investment decisions by the Manager, in consultation with the Administrator of the Company, will be dependent upon the ability to obtain relevant information from nonpublic sources, and the Manager or Administrator may be required to make decisions without complete information or in reliance upon information provided by third parties that is impossible or impracticable to verify. The marketability and value of any investment will depend upon many factors beyond the Manager's control. A wine or whiskey may have substantial variations in valuation from period to period, face intense competition, and could experience declines in value at any stage. The public market for fine wines and whiskeys can be volatile. Volatility may adversely affect the value of the Portfolio's investments, the ability of the Portfolio to dispose of its wine and/or whiskey investments and the value of wine and whiskey investments on the date of sale or distribution by the Portfolio.

An Investment in the Company will be Illiquid and Requires a Significant Holding Period prior to any Potential Payout.

The terms of the investment in the Offering may result in an Investor not receiving a return on their investment for a significant period of time as the Company may not offer distributions until the end of the Portfolio's operation. The target holding period for an investment in the Portfolio is five (5) to seven (7) years, with a maximum holding period of ten (10) years. Additionally, Investors will not be able to dispose of their investment in the Portfolio when they desire and such investment will be illiquid.

No Assurance of Profit or Distributions.

The Portfolio's investment strategy in investing in fine wines and whiskeys, managing those investments, and realizing a significant return for investors is uncertain. There is no assurance that the Portfolio's investments will be profitable or that any distributions will be made to the Investors. The marketability and value of the Portfolio's investments will depend upon many factors, some of which are beyond the control of the Portfolio. The expenses of the Portfolio may also impact the expected return and Investors could lose the entire amount of their investment.

An Investors ability to receive a distribution of profits will be subject to a distribution waterfall. At the end of the Portfolio holding period, all of the Portfolios cash inflows shall be returned to the Investors on a pro-rata basis until the original capital invested is returned. Republic Investors shall be entitled to the first five percent (5%) of the Portfolio's profits. Thereafter, the Manager shall receive ten percent (10%) of the remaining profits of the Portfolio, less cumulative management fees. There is no guarantee that Investors will receive a return of their original investment amount or that any or all of the preferred five percent (5%) return of the Portfolio's profits or profits after payment of the Manager's carry fee will be distributed.

Management of the Portfolio.

The Investors have no right or power to take part in the management of the Portfolio. Accordingly, the Investors will have no opportunity to control the day-to-day operations, including investment and disposition decisions, of the Portfolio. In particular, the Investors will have no right to participate in the selection, vetting, or investment process for any wines or whiskeys in the Portfolio. The Manager may make recommendations which result in a loss for the Portfolio. There can be no assurance that the Manager will make good recommendations that result in profitable investments for the Portfolio. Investors must be willing to rely on the judgment, skill, experience, and expertise of the Manager to select wines and whiskeys into which the Portfolio will make an investment. Accordingly, no person should purchase the Securities unless that person is willing to entrust all aspects of the management of the Portfolio to the Administrator and the Manager. The Administrator and Manager may be removed and/or replaced as provided in the Operating Agreement.

Portfolio Not Registered.

The Portfolio is not expected to be registered under the Investment Company Act pursuant to an exemption set forth in Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur debt), none of which will be applicable to the Portfolio. The Manager is not registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, or a member of, and subject to the rules of, the Financial Industry Regulatory Authority ("FINRA"). Consequently, the Manager is not subject to the record keeping and specific business practice provisions of that act or the rules of FINRA. Neither the Portfolio nor its counsel can assure investors that, under certain conditions, changed circumstances, or changes in the law, the Portfolio may not become subject to the Investment Company Act or other burdensome regulation.

Taxation Risks.

An investment in the Portfolio may involve complex U.S. federal income tax considerations that will differ for each Investor. Under certain circumstances, the Investors could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Portfolio either has no net profits in that year or has an amount of net profits in that year that is less than that amount of taxable income. Furthermore, the Investors could incur U.S. federal income tax liabilities without receiving from the Portfolio sufficient distributions to defray those tax liabilities. Investors subject to taxes associated with the Portfolio's activities will be liable to pay taxes on their allocable shares of the Portfolio's taxable income. There can be no assurances the Portfolio will have available cash or that timely Portfolio distributions will be made to cover those taxes. Accordingly, an Investor may be required to use cash from sources other than the Portfolio to pay that Investors allocable share of the Portfolio's taxable income. The Portfolio will file an annual information return on IRS Form 1065 and will provide information on Schedule K-1 to each Investor following the close of the Portfolio's taxable year if deemed necessary by the Manager. Each Investor will be responsible for the preparation and filing of that Investors own income tax returns.

Tax Laws.

No assurance can be given that current tax laws, rulings and regulations will not be changed during the life of the Portfolio. Subscribers should consult their tax advisors for further information about the tax consequences of purchasing the Securities.

Allocation of Management Resources.

Although the Manager has agreed under the terms of the Operating Agreement to devote sufficient time (in their discretion) to the business and affairs of the Manager, the Portfolio, its other respective business commitments, any parallel fund, and any subsequent fund or portfolio, conflicts may arise in the allocation of management resources.

Other Investment Portfolios.

The Manager or its affiliates may create and manage other investment funds that have similar investment strategies and objectives. Those activities would require the time and attention of the Manager or its affiliates. Any new investment fund created by the Manager may focus on the same investments as those on which the Portfolio anticipates focusing and may compete with the Portfolio for investment opportunities. In that event, the Manager, in its sole discretion, will allocate those opportunities between the Portfolio and those other funds on a basis the Manager believes, in good faith, to be fair and reasonable. Those funds also may compete with the Portfolio for capital commitments from potential investors. In those situations, the interests of the Manager may conflict with the interests of the Portfolio, the Investors or both.

The Company, the Manager and the exclusive broker to the Portfolio are affiliated entities which could create conflicts of interest.

The Manager and CEO of the Company is Anthony Zhang. Anthony Zhang is also the CEO and Founder of Vinovest Capital Management, LLC, the Manager of the Portfolio, and the CEO and Founder of Vinovest, Inc., which is the exclusive broker to purchase and sell wines and whiskeys on behalf of the Portfolio. As such, this could create conflicts of interest, including business dealings that may not be arms-length transactions.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law or provided for by the Company Operating Agreement.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law and the Company Operating Agreement. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Company Operating Agreement may contain provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Portfolio's Operating Agreement may provide that the management of the Company, in exercising their rights in their capacity as managers, may not be subject to an independent duty to the Company and to the fullest extent permitted by law, each member of Company waives all fiduciary duties and liabilities of the Issuer's management. As a result, members of the Company may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Company are complex and their impact may vary depending on an investor's individual circumstances. Investors in the Company should consider the following tax risks, among others:

- The amount and times of any distributions from the Company may be determined by the Company's management's sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective interest in the Company and will have to pay applicable taxes from other sources. If the Company elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Company and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Company are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Company's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Company may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Company on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company does not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company intend to seek any opinion of counsel regarding the tax aspects associated with the Company's operations or the potential tax impact of an investment in the Company. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Company, with specific reference to such investor's own tax situation.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Bottle and Barrel I LLC, a series of Vinovest Capital, LLC (the "**Company**" or "**Portfolio**"), is a portfolio established to provide a modern platform for handling the end-to-end process of wine and whiskey investing. The manager of the Portfolio will, on behalf of the Portfolio: (i) source and acquire or dispose of investment grade wines and whiskeys; (ii) provide for professional custody solutions, storage and insurance; and (iii) manage ongoing buying and selling activities.

Vinovest Capital, LLC, the master Delaware limited liability company, was formed on October 1, 2021. The Portfolio was created on June 15, 2022, when its Operating Agreement was adopted. All rights related to the Portfolio will apply only to the Company and not to any other series companies under the master limited liability company. The Portfolio will be headquartered and qualified to conduct business in California.

The Manager of the Portfolio is Vinovest Capital Management, LLC, an affiliated entity of the Company, which will make all investment decisions. Vinovest Capital Management, LLC was formed as a Delaware limited liability capital on November 9, 2021 and is headquartered and qualified to conduct business in California. Additionally, the Portfolio will utilize the services of Vinovest, Inc., an affiliated entity, to be the exclusive broker to purchase and sell wines and whiskeys on behalf of the Portfolio. Vinovest, Inc. is a Delaware corporation formed on September 9, 2019. All entities are affiliated with the Portfolio's CEO, Co-Founder and Manager, Anthony Zhang.

Business Plan

Pairing fine wine and whiskeys with traditional assets like stocks and bonds can add attractive returns and portfolio diversity to an investment portfolio. Historically, investing in fine wine and whiskeys has been difficult to access for most investors. The Portfolio intends to make wine and whiskey investing easy with professionally managed, highly-curated, globally-diversified portfolios. The Portfolio combines the experience of wine and whiskey professionals with quantitative investment analysis. The Portfolio's general partner will employ a proprietary algorithm that analyzes wine and whiskey market data from a variety of sources on a number of factors, including, among other things: (a) type/variety; (b) production year; (c) region; (d) country; (e) producer/brand; (f) critic score; (g) historical pricing; (h) liquidity; and (i) risk/return. All wines and whiskeys are sourced directly from wineries or distilleries, global wine or whiskey exchanges and merchants.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vinovest	All in one platform for buying fine wine as an asset	Retail (i.e., individual) investors as well as investment professionals and institutional investors, representing clients of diverse ages and other demographics
Whiskeyvest	All in one platform for buying whiskey as an asset	Retail (i.e., individual) investors as well as investment professionals and institutional investors, representing clients of diverse ages and other demographics

Competition

Cult Wines, Berry Bros. & Rudd, and Rare Wines are examples of legacy wine investment firms in the space. Whiskey & Wealth Club is a competitor in the whiskey investment space. The Portfolio believes that existing solutions rely on manual acquisition or offer relatively limited access (e.g. limited to few regions) from only a select number of sourcing relationships. They are also lower technology and lack sophisticated data analysis tools. None of these competitors offer a combined wine and whiskey offering.

Customer Base

The Portfolio's customer base will be retail (i.e., individual) investors, as well as investment professionals and institutional investors, representing clients of diverse ages and other demographics.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$1,250	4%*	$200,000
Sourcing, Purchasing and Storing and Portfolio Expenses (1)	95%	$23,750	96%*	$4,800,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

*The cash fee to the Intermediary is equal to (i) five percent (5%) of the first $2,500,000 in gross proceeds raised in the Offering; and (ii) three percent (3%) of gross proceeds in excess of $2,500,000 and up to $5,000,000 raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The proceeds will be used to source, purchase or sell and store acquired wines and whiskeys purchased by the Company, and all related costs thereto. All Portfolio expenses will also be paid with the proceeds of the Offering.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Anthony Zhang	CEO, Co-Founder and Manager	CEO, Co-Founder and Manager, Bottle and Barrel I LLC, 2021 – Present Responsible for strategy and general CEO responsibilities CEO and Co-Founder of Vinovest, Inc., 2019 – Present Responsible for strategy and general CEO responsibilities	Attended University of Southern California, 2013
Brent Akamine	Co-Founder	Co-Founder of Vinovest, Inc., 2020 – Present Blockfolio, Director of Design, 2018 – 2020 Responsible for the redesign of the Blockfolio 2.0 app.	University of Southern California, BFA, Fine Arts and Digital Media, 2003

Biographical Information

Anthony Zhang: Anthony is the CEO, Co-Founder and Manager of the Company. He is also the CEO and Co-Founder of Vinovest, Inc., the broker for the Company, and of Vinovest Capital Management, LLC, the Manager of the Portfolio. Anthony is a repeat entrepreneur. In 2013, he enrolled at the University of Southern California and launched his first company, EnvoyNow, an on-demand food delivery platform for college campuses, as a freshman. EnvoyNow expanded to dozens of markets nationwide and even received funding from Shark Tank's Mark Cuban and famed TV producer Mark Burnett. Moreover, his work at EnvoyNow earned him the Thiel Fellowship award, along with $100,000 in funder from Peter Thiel's Thiel Foundation. In 2016, EnvoyNow was acquire by Joyrun, a subsidiary of Walmart. Anthony launched his second company, KnowYourVC, in 2017 which was subsequently acquired by RateMyInvestor. In 2018, Anthony joined Blockfolio as its Head of Marketing and Development, where he led their retail marketing efforts and worked to expand the number of cryptocurrencies on the platform. In late 2019, Anthony founded Vinovest and he commenced working full time at Vinovest after Blockfolio was acquired by FTX in 2020.

Brent Akamine**:** Brent is the Co-Founder of Vinovest, Inc., the broker for the Company. He got his start at the University of Southern California, where he majored in Fine Arts. This education background provided Brent with a robust foundation in design, creativity, and problem-solving. Brent parlayed his experience at USC into his first company, Hobokenwest Digital Media, which created DVD masters for film studios. The next step in Brent's journey was Flipagram, an app that allowed people to make short movies out of the photos on their phones. As a Co-Founder, Brent was the only designer and handled all aspects of design. The free version of the app rocketed to number one in the download charts in 192 countries. In 2017, the app had 36 million active users and was sold to internet tech giant ByteDance. After Fligagram, Brent joined Blockfolio as Director of Design, where he lead the redesign of the Blockfolio 2.0 app. He remained a key member of the leadership team until 2020 when he Co-Founded the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company will have Class A members and Class B members. As the Manager of the Portfolio, Vinovest Capital Management will be the Class B member. Class A membership units will be sold to Portfolio investors in the Offering. Currently, there are no Class A membership units outstanding.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no other additional interests outstanding.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

None

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 31, 2022, the Company had an aggregate of $0 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering will be used to effect the purpose of the Portfolio (i.e. investing in fine wines and whiskeys). We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The proceeds of the Offering will be used to acquire fine wines and whiskeys for investment.

Valuation

Although the Securities provide certain terms, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made no issuances of securities within the last three years.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Manager of the Portfolio, Vinovest Capital Management, LLC, is owned by the Company's CEO, Founder and Manager, Anthony Zhang. The Manager shall receive an annual fee from the Portfolio equal to 2% to cover expenses.

(b) Vinovest, Inc., an affiliate of the Company and Vinovest Capital Management, LLC, and for which the Company's CEO, Founder and Manager, Anthony Zhang, is a major shareholder, will serve as the exclusive wine and whiskey broker for the Company. Brent Akamine is also the Co-Founder of Vinovest, Inc.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.vinovest.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/Anthony Zhang
	(Signature)
	Anthony Zhang
	(Name)
	Chief Executive Officer
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Anthony Zhang
	(Signature)
	Anthony Zhang
	(Name)
	Manager
	(Title)
	November 18, 2022
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Bottle and Barrel I, LLC

(a Delaware Series Limited Liability Company of
Vinovest Capital Management LLC)

Audited Financial Statements

Period of October 1, 2021 (inception)
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Bottle and Barrel I, LLC

Table of Contents



Independent Auditor's Report

July 14, 2022
To: Board of Directors of Bottle and Barrel I, LLC
Attn: Anthony Zhang, CEO
Re: 2021 Financial Statement Audit – Bottle and Barrel I, LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Bottle and Barrel I LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Bottle and Barrel I, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Bottle and Barrel I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Bottle and Barrel I LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bottle and Barrel I LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Bottle and Barrel I LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
July 14, 2022

BOTTLE AND BARREL I LLC
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS	2021
Current Assets	
Cash and cash equivalents	$ -
Accounts Receivable (net)	-
Other Current Assets	-
Total Current Assets	-
Other Assets	
Other Assets	-
Total Other Assets	-
Total Assets	$ -
LIABILITIES AND MEMBER'S CAPITAL	
Current Liabilities	
Accounts Payable	$ -
Other Current Liabilities	-
Total Current Liabilities	-
Long-Term Liabilities	
Long-Term Liabilities	-
Total Long-Term Liabilities	-
Other Liabilities	
Other Liabilities	-
Total Other Liabilities	-
Total Liabilities	-
Member's Capital	
Member's Capital	-
Retained Earnings	-
Total Members Capital	-
Total Liabilities and Member's Capital	$ -

The accompanying footnotes are an integral part of the financial statements.

BOTTLE AND BARREL I LLC
INCOME STATEMENT
Year Ended December 31, 2021
(Audited)

	2021
Revenues	$ -
Cost of revenues	-
Gross Profit	**-**
Operating Expenses	
General and administrative	-
Total Operating Expenses	**-**
Net Income (Loss)	**$ -**

The accompanying footnotes are an integral part of the financial statements.

BOTTLE AND BARREL I LLC
STATEMENT OF MEMBER'S CAPITAL
Year Ended December 31, 2021
(Audited)

	Member Contributions	Member Draws	Retained Earnings	Total Member's Capital
Balance as of October 21, 2021	$ -	$ -	$ -	$ -
Net Income	-	-	-	-
Balance as of December 31, 2021	$ -	$ -	$ -	$ -

The accompanying footnotes are an integral part of the financial statements.

BOTTLE AND BARREL I LLC
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ -
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Accounts Receivable	-
Other Current Assets	-
Other Assets	-
Accounts Payable	-
Other Current Liabilities	-
Long Term Liabilities	-
Other Liabilities	-
Net cash provided by (used in) operating activities	-
Cash Flows from Investing Activities	
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Net cash used in financing activities	
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

The accompanying footnotes are an integral part of the financial statements.

BOTTLE AND BARREL I, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Bottle and Barrel I, LLC (which may be referred to as the "Company", "we," "us," or "our"), a Series of Vinovest Capital Management LLC ("Manager"), was formed in Delaware on October 1, 2021. The Company is a modern platform handling the end-to-end process of wine investing, including sourcing and acquiring investment grade wines, providing professional custody solutions, storage, and insurance, and managing on going buying and selling activities. Bottle and Barrel I, LLC was created to house the first wine or whiskey that will be acquired and held for sale or future profits. The Company's headquarters are in Culver City, California.

As of December 31, 2021, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory and revenue recognition. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

BOTTLE AND BARREL I, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company had $0 of cash and cash equivalents as of December 31, 2021.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, as there were not fixed assets as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such Series.

Revenue Recognition

BOTTLE AND BARREL I, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenue via the wine or whiskey it acquires via operations or subsequent sale of the asset. As of December 31, 2021, the Company had recognized zero revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – MEMBERS' CAPITAL

As of December 31, 2021, the Company has not yet received investments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Portfolio Management

The Company ("Portfolio") is managed by Vinovest Capital Management, LLC. The Manager shall receive a fee from the Portfolio equal to 2%. Certain cases of investment grade wine and whiskey as acquired by Vinovest, Inc., an affiliate of the Company and Vinovest Capital Management, LLC will serve as the exclusive wine and whiskey broker for the Company. Upon the subsequent sale of the wine or whiskey, a 10% carry ("Exit Fee") will be applied on the sale proceeds to the Company.

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 5 – GOING CONCERN

BOTTLE AND BARREL I, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and has not generated income since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in members capital. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee on the first $2,500,000 raised and 3% on the subsequent $2,500,000.

Management's Evaluation

Management has evaluated subsequent events through July 14, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE UNITS, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE UNITS BY ANY FOREIGN SUBSCRIBER.

BOTTLE AND BARREL I LLC, A SERIES OF VINOVEST CAPITAL, LLC

CROWD INTEREST PURCHASE AGREEMENT

Series 2022

The undersigned subscriber (the "*Subscriber*") understands that Bottle and Barrel I LLC, a series of Vinovest Capital, LLC, a Delaware limited liability company (the *"Company"*), is offering up to 5,000,000 Class A membership units of the Company's Capital Interests (the "*Capital Interests" (which means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests)*). The offering is made to both accredited and non-accredited investors pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum included therein (the "*Form C*"). The Company is offering the Class A membership units of Capital Interests to prospective investors through the OpenDeal Portal LLC d/b/a Republic, which is registered with the SEC as a securities crowdfunding portal and which operates such portal via www.republic.com (the "*Portal*").

The Subscriber understands and acknowledges that the Subscriber's purchase of units of Capital Interests is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in units of Capital Interests may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Company's operating agreement (the "Company Operating Agreement") and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1.   **Subscription.**

(a)   On or about November ☐, 2022, subject to the terms of this Crowd Interest Purchase Agreement ("*Crowd IPA*"), the Company Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber the number of units of Capital Interests listed on the signature page to this Crowd IPA at a per Unit price of $1.00.

(b)   Upon acceptance of this Crowd IPA by the Company, the Subscriber shall purchase the units of Capital Interests by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Crowd IPA to the escrow account associated with the Form

C and the offering and the Company shall issue and sell to the Subscriber the number of units of Capital Interests purchased by the Subscriber.

2.   **Acceptance and Rejection of Subscriptions.**

(a)   The Subscriber understands and agrees that the Company, in its sole discretion, reserves the right to accept or reject this or any other subscription for the units of Capital Interests, in whole or in part, and for any reason or no reason. If the Company rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Crowd IPA shall thereafter be of no further force or effect. If this subscription is rejected in part, this Crowd IPA will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Company's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Company, and by executing this Crowd IPA, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Company Operating Agreement (and grants to the Company's executive officers the power of attorney described therein to execute the Company Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   **Subscriber Representations and Warranties.** The Subscriber represents, warrants, and agrees to and with the Company as follows:

(a)   The Subscriber is purchasing the units of Capital Interests for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the units of Capital Interests unless the units of Capital Interests have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article VII of the Company Operating Agreement.

(b)   The Subscriber has received and reviewed a copy of the Form C and the Company Operating Agreement and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the units of Capital Interests. The Subscriber understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that the Subscriber should consider when investing in the units of Capital Interests issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Company, the units of Capital Interests, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(c)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(d)   The Subscriber understands that neither the units of Capital Interests to be issued pursuant to this Crowd IPA nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the units of Capital Interests. Any representation to the contrary is unlawful. The issuance of the units of Capital Interests will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Crowd IPA.

(e)   The Subscriber understands and accepts that the purchase of the units of Capital Interests involves various risks, including the risks outlined in the Form C, on the Portal and in this Crowd IPA. In making an investment decision to invest in the units of Capital Interests, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(f)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the units of Capital Interests; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(g)   The Subscriber has had an opportunity to review the Company Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Crowd IPA by the Company, the Subscriber will be bound by the terms and conditions of the Company Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Company Operating Agreement and the Form C. The Subscriber acknowledges that the relative rights of the units of Capital Interests are set forth in the Company Operating Agreement and the units of Capital Interests are subject to restrictions as contained in the Company Operating Agreement.

(h)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the units of Capital Interests. The Subscriber understands that information and explanations related to the offering of units of Capital Interests provided by the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the units of Capital Interests, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the units of Capital Interests. The Subscriber acknowledges that none of the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the units of Capital Interests for purposes of determining the Subscriber's authority or suitability to purchase the units of Capital Interests.

(i)   The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company whether in Form C, through the Portal, distributed by or through the Company or otherwise. The Subscriber understands that the Portal is not an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Portal or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(j)   The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional units of Capital Interests or other equity securities outside of the offering, the Subscriber's interest in the Company may then be diluted on a pro rata basis with other holders of the units of Capital Interests. There can be no assurance that Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Company.

(k)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about the Company's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

(l)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Crowd IPA and the Company Operating Agreement and to subscribe for and purchase or otherwise acquire the units of Capital Interests. Upon acceptance of this Crowd IPA by the Company, this Crowd IPA and the Company Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(m)   The Subscriber understands that the units of Capital Interests are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the units of Capital Interests pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the units of Capital Interests, or any interest therein, except in compliance with Regulation Crowdfunding and the Company Operating Agreement.

(n)   The Subscriber confirms that all information and documentation provided to the Portal or to the Company, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(o)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit I if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit II if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Company to fulfill any tax reporting or withholding requirements.

(p)   If the units of Capital Interests are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Crowd IPA shall be joint and several representations, warranties, and obligations of each owner.

4.   Reliance on Subscriber Representations and Warranties; Indemnification. The Subscriber acknowledges that the Company and its respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering units of Capital Interests for sale to the Subscriber without having first registered the issuance of the units of Capital Interests under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Crowd IPA, and the Subscriber agrees to indemnify and hold harmless the Company and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Crowd IPA. All representations, warranties, and covenants made by the Subscriber contained in this Crowd IPA and the indemnification contained in this Section 4 shall survive the acceptance of this Crowd IPA and the sale of the units of Capital Interests.

5.   **Anti-Money Laundering.**

(a)   The Subscriber represents and warrants to the Company that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Company prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "*OFAC Sanctions List*"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Company, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "*prohibited persons*"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Company and/or the Portal in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Company or its agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Company is prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Company, it will provide such information as the Company requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

6.   Miscellaneous.

(a)   This Crowd IPA constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Crowd IPA may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Crowd IPA may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Crowd IPA shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   Any dispute, controversy or claim arising out of, relating to or in connection with this Crowd IPA, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, nonappealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(e)   If any provision of this Crowd IPA or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Crowd IPA that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(f)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Crowd IPA will be relied upon by the Company in determining the Company's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Company.

(g)   The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the units of Capital Interests given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(h)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Company electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Company at inquiries@vinovestcapitalmanagement.com or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to inquiries@vinovestcapitalmanagement.com or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Company will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(i)   This Crowd IPA shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Company, and shall, if the Subscriber consists of more than one person, be the joint and several obligation of all such persons.

(j)   This Crowd IPA may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber and the Company. Neither this Crowd IPA nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Company on behalf of the Company.

(k)   This Crowd IPA is not transferable or assignable by the Subscriber without the prior written consent of the Company, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(l)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company or its agents.

(m)   Any notice required or permitted by this Crowd IPA will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(n)   This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company

*[**Signature Page Follows**]*

SIGNATURE PAGE
TO
CROWD IPA
AND
COMPANY OPERATING AGREEMENT
OF
BOTTLE AND BARREL I LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Crowd IPA, and (b) the Company Limited Liability Company Agreement dated __________, 2022 (the "***Company Operating Agreement***"). The undersigned agrees to be bound by the terms of the Crowd IPA and the Company Operating Agreement. This Crowd IPA for the purchase of Class A membership units of Capital Interests is entered into as of this _______ day of ______________, 2022.

____
Name of Subscriber (Print or Type)

____
Signature

Number of Class A Membership Units of Capital Interests

____

Aggregate Purchase Price

$______________________________________

Address

____

____

____

Phone Number: ____________________________

Email Address: ____________________________

AGREED TO AND ACCEPTED this ____ day of _______________, 2022.

BOTTLE AND BARREL I LLC, A SERIES OF VINOVEST CAPITAL, LLC

By: __________________________________

Name: ________________________________

ODP - VT2020.

Title: _____

Exhibit I – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

Exhibit II – Substitute Form W-8BEN

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("*TIN*"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

EXHIBIT C

Company Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

Bottle and Barrel I LLC, a Series of Vinovest Capital LLC

Limited liability company interests represented by this Agreement have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), the securities laws of any State of the United States or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and such other laws. Limited liability company interests must be acquired for investment only and may not be offered for sale, pledged, hypothecated, sold, assigned or otherwise transferred at any time except in compliance with (i) the Securities Act, any applicable state securities laws, and any other applicable securities laws and (ii) the terms and conditions of this Limited Liability Company Agreement (the "Agreement"). Limited liability company interests may not be transferred of record except in compliance with such laws and this Agreement. Purchasers of limited liability company interests will be required to bear the risk of their investment for an indefinite period of time.

LIMITED LIABILITY COMPANY AGREEMENT

OF THE PORTFOLIO

This limited liability company agreement (as amended or restated from time to time, this "**Agreement**") of the Portfolio is made as of the Effective Date by and among the Parties.

The Parties agree as follows:

1. **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A-1 and Exhibit A-2 hereto.

2. **PURPOSE OF PORTFOLIO**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, the Portfolio's primary purpose shall be to purchase wines and whiskeys, to hold and manage wines and whiskeys for investment and related purposes, and to engage in such other lawful businesses or activities as approved by the Manager, which are not inconsistent with the foregoing purposes.

3. **ESTABLISHMENT OF SERIES**. Pursuant to Section 18-215 of the Act and the Limited Liability Company Agreement of the Master LLC (the "**Master LLC Agreement**"), the Master LLC is authorized to establish separate members and limited liability company interests with separate and distinct rights, powers, duties, obligations, businesses and objectives (each a "**Series**"). The Portfolio is hereby established as a Series under the Master LLC Agreement. The Series created hereby, and the rights and obligations of the Members of the Series will be governed by this Agreement. In the event of any inconsistency between this Agreement and the Master LLC Agreement, this Agreement will control. The debts, liabilities, obligations and expenses incurred, with respect to the Portfolio will be enforceable against the assets of the Portfolio only and not against the assets of the Master LLC generally or any other Series of the Master LLC, and, unless otherwise provided in this Agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Master LLC generally or any other Series of the Master will be enforceable against the assets of the Portfolio. A Person participating as a member in one Series will have no rights or interest with respect to any other Series, other than through that Person's interest in that Series independently acquired by that Person. This Agreement and all provisions herein will be interpreted in a manner to give full effect to the separateness of each Series. The Administrator shall take reasonable steps as are necessary to implement the provisions of this paragraph. Without limiting the preceding sentence, the Administrator shall maintain separate and distinct records for each Series, shall separately hold and account for the assets of each Series, and shall otherwise comply with the requirements of Section 18-215 of the Act. The Portfolio will be dissolved, and its affairs wound up pursuant to the provisions of this Agreement. The dissolution and termination of the Portfolio will not, in and of itself, cause or result in the dissolution or termination of the Master LLC or any other Series.

4. **ENTIRE AGREEMENT**. This Agreement (including the Exhibits hereto) together with the Subscription Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Notwithstanding the foregoing, the Administrator may enter into side letters with one or more Members as set forth in the Agreement Terms.

EXHIBIT A-1
SPECIAL DEFINITIONS

"**Portfolio**": Bottle and Barrel I LLC

"Target Purchase(s)": We are acquiring wines and whiskeys to hold for investment and related purposes and the wines and whiskeys will be held fee simple.

Certain cases of investment grade wine and whiskey as purchased by Vinovest, Inc. ("Vinovest") on behalf of the Portfolio in connection with a certain [Purchase Agreement] (the "Purchase Agreement") beginning after the Initial Closing (the "Wine Assets"). In connection with Vinovest's management of and acquisition of the Wine Assets on behalf of the Portfolio pursuant to the Purchase Agreement, Vinovest may charge certain fees, including a 2% annual fee to cover the cost of acquisition, storage, insurance, and other operating expenses. All Members acknowledge and understand that Vinovest is an affiliate of the Manager and that the principal of the Manager is the CEO and major shareholder of Vinovest. Further, the Members acknowledge and agree that the Manager may pay all or a portion of any amounts it earns hereunder to Vinovest pursuant to a services agreement between Vinovest and Manager.

"**Master LLC**": Vinovest Capital, LLC

"**Manager**": Vinovest Capital Management, LLC

"**Carry Percentage**": For any Member, shall be as set forth on such Member's Signature Page hereto; provided, that, if no such Carry Percentage is disclosed on a Member's Signature Page hereto, the applicable Carry Percentage for such Member shall be 10%.

"**Management Fee**": Two percent (2%) per annum calculated based on the Fair Market Value of the assets of the Portfolio payable to the Manager. The Management Fee will be paid quarterly in arrears via 1) cash from the Portfolio's treasury or 2) cash generated via a sale of the Portfolio's assets, at the discretion of the manager.

"**Administrator**": A third-party to be determined

"Intermediary": OpenDeal Portal LLC dba Republic

EXHIBIT A-1
GENERAL DEFINITIONS

"**Act**": The Delaware Limited Liability Company Act, as it may be amended from time to time and any successor to said law.

"**Affiliate**": As to any other Person, (i) a Person directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with that other Person; (ii) a Person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of that other Person; or (iii) an officer, manager, director, partner or member of that other Person. For purposes of this Agreement, "control" of a Person means the possession, directly or indirectly, of the power to direct the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, no Member will be deemed, solely by virtue of that membership, to be an Affiliate of the Portfolio.

"**Agreement**": This limited liability company agreement of the Portfolio, as amended from time to time.

"**Certificate of Formation**": The Certificate of Formation of the Master, as amended and restated from time to time, filed under the Act.

"**Attorney**": As specified in Section 11.1.

"**Capital Account**": With respect to a Member means the capital account of the Member determined in accordance with Section 2.2.

"**Capital Contribution**": With respect to a Member means the total amount of cash and other assets contributed (or deemed contributed under Section 1.7041(b)(2)(iv)(d) of the Treasury Regulations) to the Portfolio by that Member, net of liabilities assumed or to which the assets are subject.

"**Class A Member**" shall mean any Person designated as a Class A Member in the Membership Register (as defined in Section 1.6) may be amended from time to time to reflect additions or substitutions of new Class A Members and withdrawals and resignations of Series A Members, in such Person's capacity as, and while such Person shall be, a Class A Member of the Company.

"**Class B Member**" means Vinovest Capital Management, in its capacity as a Class B Member.

"**Closing**": The issuance of Class A Units, at the sole discretion of the Administrator, in connection with the Portfolio's purchase of Target Purchase(s).

"**Closing Conditions**": The conditions of the Closing, as determined by the Administrator.

"**Code**": The Internal Revenue Code of 1986, as amended.

"**Consent**": The approval of a Person to do the act or thing for which the approval is solicited, or the act of granting the approval, as the context may require.

"**Covered Person**": The Administrator, the Manager, the Partnership Representative, the Liquidating Trustee, an officer of the Portfolio, and their respective Affiliates.

"**Disability**": With respect to an individual means the incapacity of the individual to engage in any substantial gainful activity with the Portfolio by reason of any medically determinable physical or mental

impairment that reasonably can be expected to last for a continuous period of not less than 12 months as determined by a competent physician chosen by the Portfolio and Consented to by the individual or his legal representative, which Consent will not be unreasonably withheld, conditioned or delayed.

"**Distributable Cash**": At any time means that amount of the cash then on hand or in bank accounts of the Portfolio which the Administrator determines is available for Distribution, taking into account (i) the amount of cash required for the payment of all current expenses, liabilities and obligations of the Portfolio (including, for the avoidance of doubt, Portfolio Expenses and Management Fee(s), each as defined below) and (ii) the amount of cash which the Administrator deems necessary or appropriate to establish reserves for the payment of future expenses, liabilities, or obligations, including liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions of this Agreement.

"**Distribution**": The transfer of money or property by the Portfolio to one or more Members as provided herein, without separate consideration.

"**Effective Date**": The Initial Closing Date.

"**ERISA**": The Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Member**": Any Member that is an employee benefit plan subject to ERISA or a "benefit plan investor" within the meaning of the Plan Asset Regulation.

"**Fair Market Value**": With respect to property means the amount that would be paid for that property in cash at the closing by a hypothetical willing buyer to a hypothetical willing seller, each having knowledge of all relevant facts and neither being under a compulsion to buy or sell, as determined by the Administrator in good faith.

"**Fiscal Year**": The Portfolio's taxable year, which will be the taxable year ended December 31, or other taxable year as may be selected by the Administrator in accordance with applicable law.

"**Free Cash Flow**" for any period is defined as the cash generated and realized by the Target Purchase(s) in the aggregate (i.e. cash flow from operations relating to such Target Purchase(s)) less any capital expenditures for such period (as may be estimated by Manager(s) and reconciled in later periods), provided that Free Cash Flow does not include proceeds from a sale of any Target Purchase(s). The amount of Free Cash Flow for any period shall be determined by the Manager(s) in its sole discretion in consultation with the Administrator.

"**Portfolio Expenses**": As specified in Section 3.8(b).

"**Portfolio Minimum Gain**": The "partnership minimum gain" of the Portfolio computed in accordance with the principles of Sections 1.7042(b)(2) and 1.704-2(d) of the Treasury Regulations.

"**Initial Closing**": The first Closing.

"**Initial Closing Date**": The date of the Initial Closing.

"**Liquidating Trustee**": The Administrator (or its authorized designee) or, if there is none, a Person selected by the Consent of the Members to act as a liquidating trustee of the Portfolio.

"**Liquidity Event**": The receipt by the Portfolio of a material amount of cash, or non-cash assets that may readily be transferred or liquidated for cash, as set forth in Section 6.1, received by the Portfolio in respect of Target Purchase(s) held by the Portfolio.

"**Member Minimum Gain**": The "partner nonrecourse debt minimum gain" of the Portfolio computed in accordance with the principles of Section 1.7042(i)(3) of the Treasury Regulations.

"**Member Nonrecourse Deductions**": The "partner nonrecourse deductions" of the Portfolio computed in accordance with the principles of Sections 1.704-2(i)(1) and (2) of the Treasury Regulations.

"**Member**": Any Person admitted as a Member of the Portfolio pursuant to Section 3.1 that has not ceased to be a Member pursuant to this Agreement or the Act, having the interests and rights associated with membership in a limited liability company pursuant to this Agreement.

"**Membership Register**": As specified in Section 1.6.

"**Nonrecourse Deductions**": The "nonrecourse deductions" of the Portfolio computed in accordance with Section 1.704-2(b) of the Treasury Regulations.

"**Net Income**" and "**Net Loss**": For each Fiscal Year, the taxable income and taxable loss, as the case may be, of the Portfolio for that Fiscal Year determined in accordance with federal income tax principles, including items required to be separately stated, taking into account income that is exempt from federal income taxation, items that are neither deductible nor chargeable to a capital account and rules governing depreciation and amortization, except that in computing taxable income or taxable loss, the "tax book" value of an asset will be substituted for its adjusted tax basis if the two differ, and any gain, income, deductions or losses specially allocated under Article V or will be excluded from the computation. Any adjustment to the "tax" book value of an asset pursuant to Section 1.704-1(b)(2)(iv)(e), (f) and (g) of the Treasury Regulations will be treated as Net Income or Net Loss from the sale of that asset.

"**Outside Date**": The last day of the ten-year period beginning on the date of the Closing unless the Administrator has extended that period in accordance with Section 9.2, in which case the "Outside Date" means the expiration of that extended period.

"**Parties**": The Administrator, the Manager, the Members, and those Persons who have or may become parties to this Agreement in the future, in accordance with the terms of this Agreement.

"**Partnership Representative**": The Person designated pursuant to Section 8.5.

"**Person**": Any individual or entity.

"**Plan Asset Regulation**": Section 3(42) of ERISA and the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations.

"**Portal**": A web-based interface operated by Sydecar LLC or its Affiliates for the purpose of collecting information in connection with the transactions contemplated by this Agreement; The Portal shall be used to collect Member information and provide Members with information regarding the Portfolio.

"**Principal Office Location**": 2093 Philadelphia Pike #5885, Claymont, Delaware 19703.

"**Registered Agent**": If applicable, A Registered Agent Inc., located at 8 The Green, Ste A, Dover, DE 19901, or such other agent or office in the State of Delaware as the Administrator may from time to time designate.

"**Subscription Agreement**": With respect to any Member, the subscription agreement entered into by such Member and the Administrator with respect to the Portfolio.

"**Transfer**": With respect to a Class A Unit, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that Class A Unit. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, because of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"**Treasury Regulations**": The regulations promulgated by the United States Treasury Department pertaining to a matter arising under the Code.

AGREEMENT TERMS

Article I

ORGANIZATIONAL MATTERS

I.1   Name. The name of the Portfolio is set forth on the cover page of this Agreement. The business of the Portfolio may be conducted under that name or under any other name that the Administrator may determine. The Administrator will notify the Members of any change in the name of the Portfolio.

I.2   Term. The term of the Portfolio commenced on the Effective Date and will continue in full force and effect until terminated pursuant to Article IX.

I.3   Office and Agent. The Portfolio will maintain its principal office at the Principal Office Location, or at a place as the Administrator may determine from time to time. The Administrator will notify the Members of any change in principal office of the Portfolio. The Registered Agent, if applicable, is the Portfolio's registered agent for service of process on the Portfolio or a Person with a different address as the Administrator may appoint from time to time.

I.4   Intent. It is the intent of the Members that the Portfolio will be treated as a "partnership" for federal income tax purposes. It also is the intent of the Members that the Portfolio not be operated or treated as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code.

I.5   Qualification. The Administrator shall cause the Portfolio to qualify to do business in each jurisdiction where qualification is required. The Administrator has the power and authority to execute, file and publish all certificates, notices, statements or other instruments necessary to permit the Portfolio to conduct business as a limited liability company in all jurisdictions where the Portfolio elects to do business.

I.6   Membership Register. The Administrator shall enter the name and contact information concerning each Member on the register of Members and Class A Unit ownership ("**Membership Register**") maintained by the Portfolio. Each Member shall promptly provide the Administrator with the information required to be set forth for that Member on the Membership Register and shall promptly notify the Administrator of any change to that information. The Administrator, or a designee of the Administrator, shall update the Membership Register from time to time as necessary to accurately reflect the information therein as known by the Administrator, including admission of new Members, but no update will constitute an amendment for purposes of Section 13.1. Any reference in this Agreement to the Membership Register will be deemed to be a reference to the Membership Register as amended and in effect from time to time.

I.7   Maintenance of Separate Existence. The Portfolio will do all things necessary to maintain its limited liability company existence separate and apart from the existence of each Member, any Affiliate of a Member and any Affiliate of the Portfolio, including maintaining the Portfolio's books and records on a current basis separate from that of any Affiliate of the Portfolio or any other Person. In furtherance of the foregoing, the Portfolio must (i) maintain or cause to be maintained by an agent under the Portfolio's control physical possession of all its books and records (including, as applicable, storage of electronic records online or in "cloud" services), (ii) account for and manage all of its liabilities separately from those of any other Person, and (iii) identify separately all its assets from those of any other Person.

I.8   Title to Portfolio Assets. All assets of the Portfolio will be deemed to be owned by the Portfolio as an entity, and no Member, individually, will have any direct ownership interest in those assets. Each Member, to the extent permitted by applicable law, hereby waives its rights to a partition of the assets and, to that end, agrees that it will not seek or be entitled to a partition of any assets, whether by way of physical partition, judicial sale or otherwise, except as otherwise expressly provided in Article IX.

I.9   Events Affecting a Member of the Portfolio Title to Portfolio Assets. The death, bankruptcy, withdrawal, insanity, incompetency, temporary or permanent incapacity, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of a Member will not dissolve the Portfolio.

I.10   Events Affecting the Administrator. The withdrawal, bankruptcy, or dissolution of the Administrator, nor the liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Administrator, will not dissolve the Portfolio, and upon the happening of any that event, the affairs of the Portfolio will be continued without dissolution by the Administrator or any successor entity.


Article II

CAPITAL ACCOUNTS


II.1   No Further Capital Contributions. No Member will be required to make any Capital Contribution beyond that Member's initial Capital Contribution, or lend money to the Portfolio.

II.2   Capital Accounts.

(a)   A separate capital account will be established and maintained for each Member ("**Capital Account**").

(b)   The Capital Account of Members will be maintained in accordance with the rules of Section 704(b) of the Code and the Treasury Regulations (including Section 1.704-1(b)(2)(iv)). The Capital Accounts will be adjusted by the Administrator upon an event described in Sections 1.704-1(b)(2)(iv)(e) and (f)(5) of the Treasury Regulations in the manner described in Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Treasury Regulations if the Administrator determines that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Portfolio, and at other times as the Administrator may determine is necessary or appropriate to reflect the relative economic interests of the Members. In determining Fair Market Value of an asset, the provisions of Section 1.704-1 of the Treasury Regulations shall be applied.

(c)   If any Class A Unit is Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Unit of the transferor to the extent the Capital Account and Unit is attributable to the Class A Units so Transferred.

II.3   Interest on Capital. No Member will be entitled to receive any interest on its Capital Contributions or Capital Account.

II.4   Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member has any right to withdraw or reduce its Capital Contribution.

II.5   Waiver of Action for Partition. Each Member irrevocably waives, during the term of the Portfolio and during the period of its liquidation following dissolution, any right to maintain an action for partition of the Portfolio's assets.

II.6   No Priorities of Members. Subject to the provisions of this Agreement, no Member will have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of profits, or as to any allocation of Net Income, Net Loss or special allocations.

<p align="center">**Article III**</p>

<p align="center">**MEMBERS; MEMBERSHIP CAPITAL**</p>

III.1   Admission of Members. The Administrator may, at its sole discretion, admit any Person as a Member upon signing a counterpart of this Agreement (which may be done by power of attorney or by any other document or instrument of the Portfolio that by its terms is deemed to be an execution of this Agreement, including via the Portal). Admission will be effective when the Administrator enters the name of that Person on the Membership Register. The Administrator has the authority, in its sole discretion, to reject any subscription for a Class A Unit in whole or in part. Each Member will continue to be a member of the Portfolio until it ceases to be a member of the Portfolio in accordance with the provisions of this Agreement.

III.2   Limited Liability. No Member will be liable to the Portfolio or to any other Member for (i) the performance, or the omission to perform, any act or duty on behalf of the Portfolio, (ii) the termination of the Portfolio and this Agreement pursuant to the terms of this Agreement, or (iii) the performance, or the omission to perform, on behalf of the Portfolio any act in reliance on advice of legal counsel, accountants or other professional advisors to the Portfolio. In no event will any Member (or former Member) have any liability for the repayment or discharge of the debts and obligations of the Portfolio or be obligated to make any contribution to the Portfolio; *provided, however,* that

(a)   appropriate reserves may be created, accrued and charged against the net assets of the Portfolio and proportionately against the Capital Accounts of the Members for contingent liabilities or probable losses or foreseeable expenses that are permitted under this Agreement, the reserves to be in the amounts that the Administrator deems necessary or appropriate, subject to increase or reduction at the Administrator's sole discretion; **and**

(b)   each Member may have other liabilities as are expressly provided for in this Agreement.

III.3   Nature of Ownership. The Portfolio shall issue each Member a number of Class A Units based on the amount contributed by each such Member. Class A Units held by Members constitute personal property.

III.4   Admission of Members after Closing. Except as provided in Article VII, following the first Closing, additional Class A Units may be issued for up to 6 months after the first Closing, after which no new Class A Units will be issued.

III.5   Dealing with Third Parties. Unless admitted to the Portfolio as a Member, as provided in this Agreement, no Person will be considered a Member. The Portfolio and the Administrator need deal only with Persons admitted as Members. The Portfolio and the Administrator will not be required to deal with any other Person (other than with respect to distributions to assignees pursuant to assignments in compliance with this Agreement) merely because of an assignment or transfer of any Class A Unit to that Person whether by reason of the Incapacity of a Member or otherwise; provided, however, that any Distribution by the Portfolio to the Person shown on the Portfolio's records as a Member or to its legal representatives, or to the assignee of the right to receive the Portfolio's Distributions as provided in this Agreement, will relieve the Portfolio and the Administrator of all liability to any other Person who may be interested in that Distribution by reason of any other assignment by the Member or by reason of its Incapacity, or for any other reason.

III.6   Membership Capital.   Upon Closing, each participating Member shall make a Capital Contribution in an amount equal to its accepted "***Subscription Amount***" (as defined in the Member's Subscription Agreement) in exchange for Class A Units.

(a)   No Member will be paid interest on any Capital Contribution to the Portfolio or on that Member's Capital Account.

(b)   No Member has any right to demand the return of its Capital Contribution, except upon dissolution of the Portfolio pursuant to Article IX.

(c)   No Member has the right to demand property other than Target Purchase(s) in return for its Capital Contribution, except upon dissolution of the Portfolio pursuant to Article IX.

III.7   Members are not Agents.   Pursuant to Article IV of this Agreement, the management of the Portfolio is vested in the Administrator. No Member has any right to participate in the management of the Portfolio except as expressly authorized by the Act or this Agreement. No Member, acting solely in the capacity of a Member, is an agent of the Portfolio, nor does any Member, unless expressly and duly authorized in writing to do so by the Administrator, have any power or authority to bind or act on behalf of the Portfolio in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

III.8   Expenses.

(a)   The Portfolio may retain amounts contributed by the Subscribers toward expenses of the Portfolio in an account in its name as needed. All organizational and operating expenses of the Portfolio will be paid by the Portfolio (excluding any regulatory expenses, or other costs incurred by the Administrator in connection with its daily operations, including but not limited to salary and other payments to employees or officers of the Administrator).

(b)   The Portfolio will pay (or reimburse the Administrator or its affiliates for) or will be responsible for operating costs and expenses incurred by it or on its behalf, including (i) out-of-pocket expenses that are associated with disposing Target Purchase(s), including transactions not completed; (ii) extraordinary expenses, if any (such as certain valuation expenses, litigation and indemnification payments); (iii) onboarding expenses, (iv) interest on borrowed money, investment banking, financing and brokerage fees and expenses, if any; (v) expenses associated with the Portfolio's tax returns and Schedules K-1, custodial, legal and insurance expenses, any taxes, fees or other governmental charges levied against the Portfolio, (vi) attorneys' and accountants' fees and disbursements on behalf of the Portfolio; (vii) payment processing and escrow fees, (viii) insurance, regulatory or litigation expenses (and damages); (ix) expenses incurred in connection with the winding up or liquidation of the Portfolio (other than liquidation expenses permissible under Article IX); (x) expenses incurred in connection with the winding up or liquidation of the Portfolio (other than liquidation expenses permissible in the Operating Agreement), expenses incurred in connection with any amendments to the constituent documents of the Portfolio and related entities, including the Administrator; and (xi) expenses incurred in connection with the distributions to the Members and in connection with any meetings called by the Administrator (collectively, "**Portfolio Expenses**").

III.9   Management Fee.   If applicable, the Manager will receive the Management Fee defined and described in Exhibit A-1.4

III.10   Intermediary Fee. Manager shall pay the Intermediary a fee based on the capital raised by the Portfolio. Manager shall pay Intermediary 5% of the total amount raised in the Portfolio up to $2,500,000 and 3% of the total amount raised in the Portfolio from $2,500,000 to $5,000,000.

III.11   Nature of Obligations between Members. Except as otherwise expressly provided, nothing contained in this Agreement will be deemed to constitute any Member, in that Member's capacity as a Member, an agent or legal representative of any other Member or to create any fiduciary relationship between Members for any purpose whatsoever, apart from obligations between the members of a limited liability company as may be created by the Act. Except as otherwise expressly provided in this Agreement, a Member has no authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Portfolio.

III.12   Status Under the Uniform Commercial Code. All Class A Units in the Portfolio will be securities governed by Article 8 of the Uniform Commercial Code as in effect from time to time in the State of Delaware. The Class A Units are not evidenced by certificates, and will remain not evidenced by certificates. The Portfolio is not authorized to issue certificated units. The Portfolio will keep a register of the Members' Class A Units, in which it will record all Transfers of Members' Class A Units made in accordance with Article VIII of this Agreement.


Article IV

MANAGEMENT AND CONTROL OF THE PORTFOLIO


IV.1   Management. Management of the Portfolio is vested in the Administrator. The Administrator will instruct the Portfolio to follow the advice of the Manager in accordance with the Advisory Agreement regarding any decisions the Portfolio may be asked to make as holder of the Target Purchase(s). If unable to obtain advice from the Manager regarding that decision, then the Portfolio will poll the Members by email, including via the Portal, and will follow the majority decision of the Members that respond within 5 business days following that poll. If no Members respond, then the Portfolio will follow the majority vote of other holders of Target Purchase(s) asked to participate in the decision. Except as otherwise provided in this Agreement and subject to the provisions of the Act, the Administrator has all power and authority to exclusively manage the Portfolio and all of its operations.

(a)   The Administrator may agree to (i) delegate any matters or actions that it is authorized to perform under this Agreement to employees or agents of the Administrator or third Persons and (ii) appoint any Persons, with titles as the Administrator may select, to act on behalf of the Portfolio, with power and authority as the Administrator may delegate from time to time. Any delegation may be rescinded at any time by the Administrator.

(b)   The Administrator may from time to time open bank accounts in the name of the Master LLC or the Portfolio, and the Administrator or a representative of the Administrator will be the signatory on the bank accounts.

(c)   Third parties dealing with the Portfolio may rely conclusively upon any certificate of the Administrator to the effect that it is acting on behalf of the Portfolio. The signature of the Administrator will be sufficient to bind the Portfolio in every manner to any agreement or on any document.

(d)   The Administrator may resign at any time upon five days' prior written notice to the Members and the Manager. Upon resignation, the Manager or the Members holding a majority of the outstanding equity Class A Units of the Portfolio ("**Majority Members**") may appoint a successor Administrator. The resignation or removal of the Administrator will not dissolve the Portfolio. The Administrator will not be required to return any fee previously paid. The provisions of this Section 4.1(d) may not be amended or waived without the written Consent of the Majority Members. In the event of any conflict between the Manager and the Majority Members, the Manager will control.

IV.2   Duties and Obligations of the Administrator.

(a)   The Administrator shall take all action that may be necessary or appropriate for the continuation of the Portfolio's valid existence and authority to do business as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which authority to do business is, in the judgment of the Administrator, necessary or advisable.

(b)   The Administrator shall prepare or cause to be prepared and shall file on or before the due date (or any extension) any federal, state or local tax returns required to be filed by the Portfolio.

(c)   The Administrator shall cause the Portfolio to pay any taxes or other governmental charges levied against or payable by the Portfolio; *provided, however,* that the Administrator will not be required to cause the Portfolio to pay any tax so long as the Administrator or the Portfolio is in good faith and by appropriate legal proceedings contesting the validity, applicability or amount the tax and the contest does not materially endanger any right or interest of the Portfolio. If deemed appropriate or necessary by the Administrator, the Portfolio may establish reasonable reserves to fund its actual or contingent obligations under this Section 4.2(c).

(d)   The Administrator shall use its commercially reasonable efforts to ensure that at no time the equity participation in the Portfolio by "benefit plan investors" be "significant" within the meaning of the Plan Asset Regulation. If the Administrator becomes aware that the assets of the Portfolio at any time are likely to include plan assets of a benefit plan investor, the Administrator may require any or all of the ERISA Members to immediately withdraw so much of their capital in the Portfolio as might be necessary to maintain the investment of those Members at a level so that the assets of the Portfolio are not deemed to include plan assets under ERISA.

(e)   Notwithstanding anything in this Agreement to the contrary, **the Administrator does not, and will not owe any fiduciary duties of any kind whatsoever to the Portfolio, or to any of the Members, by virtue of its role as the Administrator**, including, but not limited to, the duties of due care and loyalty, whether those duties were established as of the date of this Agreement or any time hereafter, and whether established under common law, at equity or legislatively defined. It is the intention of the Parties that those fiduciary duties be affirmatively eliminated as permitted by Delaware law and under the Act and the Members hereby waive any rights with respect to those fiduciary duties.

(f)   Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement, the Administrator or the Manager is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Administrator or the Manager will be entitled to consider only those interests and factors as it desires, including its own interests, and will, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Portfolio or the Members, or (ii) in its "good faith" or under another expressed standard, the Administrator or the Manager shall act under that express standard and will not be subject to any other or different standards. Unless otherwise expressly stated, for purposes of this Section 4.2(f), the Administrator and the Manager will each be deemed to be permitted or required to make all decisions hereunder in its sole discretion.

IV.3   Rights or Powers of Members. Except as expressly provided otherwise in this Agreement or by operation of law, the Members (as members of the Portfolio) will have no rights or powers to take part in the management and control of the Portfolio and its business and affairs and will have no power or authority to act for the Portfolio, or bind the Portfolio under agreements or arrangements with third parties as Members. The Members will have the right to vote only on the matters explicitly set forth in this Agreement.

IV.4   The Administrator and the Manager May Engage in Other Activities. Subject to the terms of any employment or consulting agreement between the Administrator and the Portfolio, neither the Administrator nor the Manager is obligated to devote all of its time or business efforts to the affairs of the Portfolio, *provided* that the Administrator shall devote the time, effort and skill as it determines in its sole discretion may be necessary or appropriate for the proper operation of the Portfolio. Subject to the foregoing, the Administrator and the Manager may have other business interests and may engage in other activities in addition to those related to the Portfolio. The Administrator, the Manager and their respective Affiliates may acquire interests in the Portfolio or other Portfolios managed or administered by the Administrator, the Manager or their respective Affiliates. The Administrator, the Manager and their respective Affiliates may acquire or possess interests in a Target Purchaseand the interests may be of a different class or type, with different rights and preferences, than those held by the Portfolio. Likewise, the Administrator, the Manager and their respective Affiliates may acquire or possess interests in other companies or business ventures that are competitive with a Target Purchaseor the Portfolio. Neither the Portfolio nor any Member will have the right, by virtue of this Agreement, to share or participate in other investments or activities of the Administrator or the Manager or to the income derived therefrom. Except as expressly set forth in this Agreement, the Administrator, the Manager and each Member, and their respective Affiliates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether those ventures are competitive with the Portfolio or otherwise.

IV.5   Liability for Certain Acts. The Administrator shall exercise its business judgment in managing the business operations and affairs of the Portfolio. Neither the Administrator nor the Manager will be liable or obligated to the Members for any loss of investment or operations, or mistake of fact or judgement unless fraud, gross negligence, willful misconduct or a wrongful taking is proven by a court of competent jurisdiction. Neither the Administrator nor the Manager guarantees, in any way, the return of any Member's Capital Contribution or a profit for the Members from the operation of the Portfolio. Neither the Administrator nor the Manager will incur any liability to the Portfolio or to any of the Members as a result of engaging in any other business or venture.

IV.6   Specific Authority of the Administrator. The Administrator is vested with the authority to submit regulatory and tax filings on behalf of the Portfolio, including, an application to secure a federal Employer Identification Number for the Portfolio. The Administrator may delegate its authority under this Section 4.6 to a designee in its sole discretion.


Article V

ALLOCATIONS OF NET INCOME AND NET LOSS


V.1   Allocation of Net Income and Net Loss. Except as otherwise provided in this Agreement, Net Income and Net Loss (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Portfolio will be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the Distributions that would be made to that Member pursuant to Section 9.4 if the Portfolio were dissolved, its affairs wound up and its assets sold for cash equal to their Fair Market Value, all Portfolio liabilities were satisfied (limited with respect to each nonrecourse liability to the Fair Market Value of the assets securing that liability), and the net assets of the Portfolio were distributed in accordance with Section 9.4 to the Members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

V.2   Allocation Rules. In the event that Members are issued Class A Units on different dates, the Net Income or Net Loss allocated to the Members for each Fiscal Year during which Members receive Class A Units will be allocated among the Members in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Administrator. For purposes of determining the Net Income, Net Loss and individual items of income, gain, loss credit, deduction and expense allocable to any period, Net Income, Net Loss and any other items will be determined on a daily, monthly or other basis, as determined by the Administrator using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Portfolio income, gain, loss and deduction will be divided among the Members in the same proportions as they share Net Incomes and Net Loss for the Fiscal Year or other period in question.

V.3   Limitation on Allocation of Net Losses. There will be no allocation of Net Losses to any Member to the extent that the allocation would create a negative balance in the Capital Account of that Member (or increase the amount by which that Member's Capital Account balance is negative).

V.4   General Tax Allocations. Except as otherwise provided in this Section 5.4, the taxable income or loss of the Portfolio will be allocated pro rata among the Members in the same manner as the corresponding items of Net Income, Net Loss and separate items of income, gain, loss, credit, deduction and expense (excluding items for which there are no related tax items) are allocated among the Member for Capital Account purposes.

V.5   Special Tax Allocations.

(a)   *Minimum Gain Chargeback.* In the event there is a net decrease in the Portfolio Minimum Gain during any Fiscal Year, the minimum gain chargeback provisions described in Sections 1.704-2(f) and (g) of the Treasury Regulations will apply.

(b)   *Member Minimum Gain Chargeback.* In the event there is a net decrease in Member Minimum Gain during any Fiscal Year, the partner minimum gain chargeback provisions described in Section 1.704-2(i) of the Treasury Regulations will apply.

(c)   *Qualified Income Offset.* In the event a Member unexpectedly receives an adjustment, allocation or Distribution described in of Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, which adjustment, allocation or Distribution creates or increases a deficit balance in that Member's Capital Account, the "qualified income offset" provisions described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations will apply.

(i)   *Nonrecourse Deductions.* Nonrecourse Deductions will be allocated in accordance with and as required in the Treasury Regulations.

(ii)   *Member Nonrecourse Deductions.* Member Nonrecourse Deductions will be allocated to the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations.

(iii)   *Intention.* The special allocations in this Section 5.5 are intended to comply with certain requirements of the Treasury Regulations and will be interpreted consistently. It is the intent of the Members that any special allocation pursuant to this Section 5.5 will be offset with other special allocations pursuant to this Section 5.5. Accordingly, special allocations of Portfolio income, gain, loss or deduction will be made in such manner so that, in the reasonable determination of the Administrator, taking into account likely future allocations under this Section 5.5, after those allocations are made, each Member's Capital Account is, to the extent possible, equal to the Capital Account it would have been were this Section 5.5 not part of this Agreement.

(d)   *Recapture Items.* In the event that the Portfolio has taxable income in any Fiscal Year that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Portfolio assets (to the extent possible) will include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(e)   *Tax Credits and Similar Items.* Allocations of tax credits, tax credit recapture, and any items related thereto will be allocated in those items as determined by the Administrator considering the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(f)   *Consistent Treatment.* All items of income, gain, loss, deduction and credit of the Portfolio will be allocated among the Members for federal income tax purposes in a manner consistent with the allocation under this Article V. Each Member is aware of the income tax consequences of the allocations made by this Article V and hereby agrees to be bound by the provisions of this Article V in reporting its share of Portfolio income and loss for income tax purposes. No Member will report on its tax return any transaction by the Portfolio, any amount allocated or distributed from the Portfolio or contributed to the Portfolio inconsistently with the treatment reported (or to be reported) by the Portfolio on its tax return nor take a position for tax purposes that is inconsistent with the position taken by the Portfolio.

(g)   *Modifications to Preserve Underlying Economic Objectives.* If, in the opinion of counsel to the Portfolio, there is a change in the Federal income tax law (including the Code as well as the Treasury Regulations, rulings, and administrative practices thereunder) which makes modifying the allocation provisions of this Article V it necessary or prudent to preserve the underlying economic objectives of the Members as reflected in this Agreement, the Administrator will make the minimum modification necessary to achieve that purpose.

V.6   Allocation of Excess Nonrecourse Liabilities. "Excess nonrecourse liabilities" of the Portfolio as used in Section 1.752-3(a)(3) of the Treasury Regulations will first be allocated among the Member pursuant to the "additional method" described in that section and then in accordance with the manner in which the Administrator expects the nonrecourse deductions allocable to those liabilities will be allocated.

V.7   Allocations in Respect of a Transferred Units. Except as otherwise provided in this Agreement, amounts of Net Income, Net Loss and special allocations allocated to the Members will be allocated among the appropriate Members in proportion to their respective Class A Units. If there is a change in any Member's Class A Units for any reason during any Fiscal Year, each item of income, gain, loss, deduction or credit of the Portfolio for that Fiscal Year will be assigned pro rata to each day in that Fiscal Year in the case of items allocated based on Class A Units, and the amount of that item so assigned to that day will be allocated to the Member based upon that Member's Class A Units at the close of that day. Notwithstanding the immediately preceding sentence, the net amount of gain or loss realized by the Portfolio in connection with a sale or other disposition of property by the Portfolio will be allocated solely to the Members having Class A Units on the date of that sale or other disposition.

V.8   Allocations in Year of Liquidation Event. Notwithstanding anything else in this Agreement to the contrary, the Parties intend for the allocation provisions of this Article V to produce final Capital Account balances of the Members that will permit liquidating Distributions to be made pursuant to the order set forth in Section 9.4. To the extent that the allocation provisions of this Article V would fail to produce the final Capital Account balances, the Administrator may elect, in its sole discretion, to (a) amend those provisions if and to the extent necessary to produce that result and (b) reallocate income and loss of the Portfolio for prior open years (including items of gross income and deduction of the Portfolio for those years) among the Members to the extent it is not possible to achieve that result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Administrator. This Section 5.8 will control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or related items by the Internal Revenue Service or any other taxing authority. The Administrator will have the power to amend this Agreement without the Consent of the other Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 5.8. To the extent that the allocations and adjustments described in this Section 5.8 result in a reduction in the Distributions that any Member will receive under this Agreement compared to the amount of the Distributions that Member would receive if all those Distributions were made pursuant to the order set forth in Section 9.4, the Portfolio may make a guaranteed payment (within the meaning of Section 707(c) of the Code) to that Member (to be made at the time that Member would otherwise receive the Distributions that have been reduced) to the extent that payment does not violate the requirements of Sections 704(b) and 514(c)(9)(E) of the Code or may take other action as reasonably determined by the Administrator to offset that reduction.

Article VI

DISTRIBUTIONS

VI.1   Generally. The Portfolio will first use available assets to repay outstanding debts and obligations, if any, of the Portfolio, including to pay or settle any accrued and unpaid Portfolio Expenses, to pay the Administrator the Administrator's fee, and to pay the Manager any accrued and unpaid Management Fee. Then, subject to Section 6.6, the Portfolio will make Distributions, at times and intervals as the Administrator will determine. All distributions shall first be apportioned (solely as an interim step in calculating distributions pursuant to this Section 6.1) among the Members and the Administrator pro rata in accordance with their respective Capital Contributions. Any such amounts initially apportioned to the Administrator will be distributed to the Administrator, and any such amounts initially apportioned to a Member will be distributed, in the following proportions and order of priority:

(a)   First, to such Member, until such Member has received aggregate Distributions in an amount equal to 105% of that Member's Capital Contribution; and then

(b)   The applicable Carry Percentage of the remainder to Class B Member, if any; and the remainder to the Member pro rata in accordance with their respective Capital Contributions.

The Administrator and the Manager may, in its sole discretion, share with one or more Persons all or any portion of any Distribution made to them under this Section 6.1. For the avoidance of doubt, any expenses relating to brokerage commissions, escrow fees, clearing and settlement charges, custodial fees, and any other costs relating to the transfer of Target Purchase(s) or other assets to the Members following a Liquidity Event ("**Distribution Expenses**") will be paid by the Portfolio prior to any Distributions. The amount of assets that are distributable to the Member's will be net of those expenses.

If the Manager has been prepaid any fees (including the Management Fee) that remain unearned as of the date final Distributions are made to Members pursuant to this Section 6.1 (the "**Unearned Fees**"), then the Manager shall cause such Unearned Fees to be returned to the Portfolio or otherwise paid to the Members such that the final distributions to Members pursuant to this Section 6.1 include the amount of any Unearned Fees.

VI.2 **Non-Cash Distributions**. Whenever a Distribution provided for in this Section 6.2 is payable in property other than cash, the value of the Distribution will be deemed to be the Fair Market Value of that property as determined in good faith by the Administrator.

VI.3 **Return of Distributions**. Any Member receiving a Distribution in violation of the terms of this Agreement shall return that Distribution (or cash equal to the net fair value of any property so distributed, determined as of the date of Distribution) promptly following the Member's receipt of a request to return the Distribution from the Administrator or from any other Member. No third party will be entitled to rely on the obligations to return Distributions set forth in this Agreement or to demand that the Portfolio or any Member make any request for any return.

VI.4 **Form of Distribution**. Distributions pursuant to this Article VI will be comprised of (i) Target Purchase(s), and/or (ii) Distributable Cash or other securities if and to the extent that, in connection with a Liquidity Event, the Portfolio receives Distributable Cash or other securities in exchange for Target Purchase(s). Interim Distributions will be made at times as the Administrator determines in its sole discretion. Notwithstanding the foregoing, no Distribution of securities will be made to any Member to the extent that Member would be prohibited by applicable law from holding those securities. Unless otherwise agreed to by the Administrator, Distributions will be made to its respective brokerage account; provided that any Distributable Cash Distribution may, in the sole discretion of the Administrator, be made, in whole or in part, to the account from which the attributable Capital Contribution was paid.

VI.5 **Amounts Withheld**. Any amounts withheld with respect to a Member pursuant to any federal, state, local or foreign tax law from a Distribution by the Portfolio to the Member will be treated as paid or distributed, as the case may be, to the Member for all purposes of this Agreement. In addition, the Portfolio may withhold from Distributions amounts deemed necessary, in the sole discretion of the Administrator, to be held in reserve for payment of accrued or foreseeable permitted expenses of the Portfolio. Each Member hereby agrees to indemnify and hold harmless the Portfolio from and against any liability with respect to income attributable to or Distributions or other payments to that Member. Any other amount that the Administrator determines is required to be paid by the Portfolio to a taxing authority with respect to a Member pursuant to any federal, state, local or foreign tax law in connection with any payment to or tax liability (estimated or otherwise) of the Member shall be treated as a loan from the Portfolio to that Member. If that loan is not repaid within 30 days from the date a Administrator notifies that Member of that withholding, the loan will bear interest from the date of the applicable notice to the date of repayment at a rate at the lesser of (a) the prime rate as identified by the Administrator plus 4% or (b) the maximum legal interest rate under applicable law, compounded annually. In addition to all other remedies the Portfolio may have, the Portfolio may withhold Distributions that would otherwise be payable to that Member and apply that amount toward repayment of the loan and interest. Any payment made by a Member to the Portfolio pursuant to this Section 6.6 will not constitute a Capital Contribution

VI.6 **Member Giveback**. Except as required by applicable law, Section 6.3, or Section 6.6, no Member will be required to repay to the Portfolio, any Member, or any creditor of the Portfolio, all or any part of the Distributions made to that Member.

VI.7 **No Creditor Status**. A Member will not have the status of, and is not entitled to the remedies available to, a creditor of the Portfolio with regard to Distributions that the Member becomes entitled to receive pursuant to this Agreement and the Act.

VI.8 **Limitations on Distributions**. Notwithstanding any provision to the contrary contained in this Agreement, the Portfolio shall not make a Distribution to any Member on account of its Class A Units if the Distribution would violate the Act or other applicable law.

Article VII

TRANSFERS

VII.1   Transfers.

(a)   Except as otherwise expressly provided in this Article VII, no Member may Transfer all or any of its Class A Units without (i) providing the Administrator with a written opinion of counsel regarding the compliance of the proposed Transfer with all applicable securities laws and (ii) obtaining prior written approval of the Administrator, which approval may be withheld, conditioned or delayed in the Administrator's sole and absolute discretion. Any attempted Transfer in violation of this Article VII will be null and void *ab initio*, and will not bind the Portfolio.

(b)   The Administrator and the Manager will be allowed to Transfer their respective Interests to their respective Affiliates, *provided* that the Administrator or the Manager, as applicable, continue to control the Interests.

VII.2   Further Restrictions on Transfers. Notwithstanding anything in this Agreement to the contrary, in addition to any other restrictions on a Transfer of a Class A Unit, no Class A Unit may be Transferred (a) without compliance with the Securities Act and any other applicable securities or "blue sky" laws, (b) if, in the determination of the Administrator, the Transfer could result in the Portfolio not being classified as a partnership for federal income tax purposes, (c) if, in the determination of the Administrator, the Transfer could cause the Portfolio to become subject to the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (d) if, in the determination of the Administrator, the Transfer would cause a termination of the Portfolio under Section 708(b)(1)(B) of the Code that would have a material adverse effect on the Portfolio, or (e) the transferee is a minor or incompetent.

VII.3   Permitted Transfers. Except for the requirement to receive approval from the Manger, all other restrictions upon Transfer specified in Section 7.1 will not apply to any Transfer (a) by a Member who is an individual to (i) that Member's spouse, ex-spouse or domestic partner; (ii) that Member's or Member's spouse's lineal descendants; (iii) any family limited partnership or other entity controlled (which for this purpose shall require that the Member own more than 50% of the equity securities of that entity) by that Member, (iv) a trust established solely for the benefit of that Member, Member's spouse or lineal descendants without regard to age, and (v) from any trust to the beneficiaries of that trust; or (b) by a Member to another Member (each transferee, a "**Permitted Transferee**"); *provided, however*, that the Permitted Transferee (other than a Person who is already a Member) pursuant to the foregoing clauses (a), (b) and (c) agrees in writing to become a party to this Agreement and to be subject to the terms and conditions of this Agreement. Notwithstanding the foregoing in this Section 7.3, any permitted Transfer must be approved by the Administrator, which approval will not be unreasonably withheld.

VII.4   Admission of Transferee as a Member. A Transfer permitted by the Administrator will only transfer the rights of an assignee as set forth in Section 7.6 unless (a) the transferee is a Member or is admitted as a Member and (b) payment to the Portfolio of a transfer fee in cash which is sufficient, in the Administrator's sole determination, to cover all reasonable expenses incurred by the Portfolio in connection with the Transfer and admission of the transferee as a Member.

VII.5   Involuntary Transfer of Units. In the event of any involuntary transfer of Class A Units to a Person, that Person will have only the rights of an assignee set forth in Section 7.6 with respect to those Class A Units.

VII.6   Rights of Assignee. An assignee has no right to vote, receive information concerning the business and affairs of the Portfolio and is entitled only to receive Distributions and allocations attributable to the Class A Unit held by the assignee as determined by the Administrator and in accordance with this Agreement.

VII.7   Enforcement. The restrictions on Transfer contained in this Agreement are an essential element in the ownership of a Class A Unit. Upon application to any court of competent jurisdiction, a Administrator will be entitled to a decree against any Person violating or about to violate those restrictions, requiring their specific performance, including those prohibiting a Transfer of all or a portion of its Class A Units.

VII.8   Death or Disability of a Member. Upon the Disability or death of a Member, that Member will cease to be a member of the Portfolio and that disabled Member or the legal representative of that deceased Member's estate (or the trustee of a living trust established by that deceased Member if that Member's Class A Units have been transferred to a trust) will have the rights only of an assignee.

VII.9   Compulsory Redemption. The Administrator may, by notice to any Member, force the sale of all or a portion of that Member's Class A Units on terms as the Administrator determines to be fair and reasonable, or take other action as it determines to be fair and reasonable in the event that the Administrator determines or has reason to believe that: (i) that Member has attempted to effect a Transfer of, or a Transfer has occurred with respect to, any portion of that Member's Class A Units in violation of this Agreement; (ii) continued ownership of the Class A Units by that Member is reasonably likely to cause the Portfolio to be in violation of securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Administrator, Manager or its Affiliates; (iii) continued ownership of the Class A Units by that Member may be harmful to the business or reputation of the Portfolio or the Administrator or the Manager, or may subject the Portfolio or any Members to a risk of adverse tax or other fiscal consequence, including adverse consequences under ERISA; (iv) any of the representations or warranties made by that Member under this agreement or under any Subscription Agreement signed by that Member in connection with the acquisition of the Class A Units was not true when made or has ceased to be true; (v) any of that Member's Class A Units has vested in any other Person by reason of the bankruptcy, dissolution, incompetency or death of that Member; or (vi) it would not be in the best interests of the Portfolio, as determined by the Administrator, for that Member to continue ownership of any Class A Units.

VII.10 Derivative Transactions. No Member may, without providing the Administrator with a written opinion of counsel regarding the compliance of the proposed transfer with all applicable securities laws, and the prior written Consent of the Administrator (which may be granted, withheld, conditioned or delayed in its sole discretion), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise assign, transfer or dispose of any Class A Unit or Target Purchase(s), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (ii) engage in any short selling of any Class A Units or Target Purchase(s). Notwithstanding the foregoing, any permitted transfers of Class A Units that are approved by the Administrator will be governed by Article VII.

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Article VIII

RECORDS, REPORTS AND TAXES

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VIII.1 Books and Records. The Administrator will maintain all of the information required to be maintained by the Act at the Portfolio's principal office, with copies available at all times during normal business hours for inspection and copying upon reasonable notice by any Member or its authorized

representatives for any purpose reasonably related to that Member's status as a member, including as applicable:

(a)   promptly after becoming available, a copy of the Portfolio's federal, state and local income tax returns, if any, for each Fiscal Year;

(b)   a current list of the full name and last known business, residence or mailing address of that Member and each Administrator;

(c)   a copy of this Agreement and all amendments, together with executed copies of (i) any powers of attorney and (ii) any other document pursuant to which this Agreement or any amendments have been executed or have been deemed to be executed; and

(d)   true and full information regarding the amount of cash contributed by that Member and the date on which that Member became a Member.

VIII.2 Reports.

(a)   *Governmental Reports*. The Portfolio will file all documents and reports required to be filed with any governmental agency in accordance with the Act.

(b)   *Tax Reports*. The Portfolio will prepare and duly and timely file, at the Portfolio's expense, all tax returns required to be filed by the Portfolio. The Administrator will send or cause to be sent to each Member within 90 days after the end of each Fiscal Year, or a later date as determined in the discretion of the Administrator, information relating to the Portfolio as is necessary for the Member to complete its federal, state and local income tax returns that include that Fiscal Year.

VIII.3 Bank Accounts. All funds of the Portfolio will be deposited with banks or other financial institutions in the account or accounts of the Master LLC or the Portfolio as may be determined by the Administrator who will ensure records are maintained for the Portfolio assets associated with the Portfolio separately from the assets of any other Person.

VIII.4 Tax Elections. Except as otherwise expressly provided in this Agreement, the Portfolio will make certain tax elections as the Administrator may determine. The Administrator may, in its sole discretion, make an election under Section 754 of the Code.

VIII.5 Partnership Representative. The Administrator will be the "partnership representative" within the meaning of Code Section 6223 (the "**Partnership Representative**"). The Partnership Representative will have all of the powers and authority of a "partnership representative" under the Code. The Partnership Representative will represent the Portfolio (at the Portfolio's expense) in connection with all administrative and judicial proceedings by the Internal Revenue Service or any taxing authority involving any tax return of the Portfolio, and may expend the Portfolio's funds for professional services and associated costs. The Partnership Representative will provide to the Members notice of any communication to or from or agreements with a federal, state or local authority regarding any return of the Portfolio, including a summary of the provisions.

VIII.6 Confidentiality. All information concerning the business, affairs and properties of the Portfolio and all of the terms and provisions of this Agreement will be held in confidence by each Administrator and Member and their respective Affiliates, subject to any obligation to comply with (a) any applicable law, (b) any rule or regulation of any legal authority or securities exchange, (c) any subpoena or other legal process to make information available to the Persons entitled thereto or (d) the enforcement of that Party's rights under this Agreement (or under any employment agreement with that Member, if any) in any legal process, arbitration, as a Member, Manager, Administrator, or employee, as applicable. Confidentiality will be maintained until that time, if any, as the confidential information either is, or becomes, published or a matter of public knowledge (other than as a result of a breach of this Section 8.6); provided that each Party recognizes that the privilege each has to maintain, in its sole discretion, the confidentiality of a communication relating to the transactions, including a confidential communication with its attorney or a confidential communication with a federally authorized tax practitioner under Section 7525 of the Code, is not intended to be affected by the foregoing provisions of this sentence. Notwithstanding this Section 8.6, the Administrator may use confidential information about the Portfolio and its Members in data aggregation, so long as the data use does not include the disclosure of information that could reasonably be used to identify any Member.

Article IX

DISSOLUTION AND LIQUIDATION

IX.1   Dissolution. The Portfolio will be dissolved, its assets disposed of and its affairs wound up upon any of the following:

(a)   the Outside Date;

(b)   the final Distribution of the net assets of the Portfolio to the Members or a Liquidating Vehicle in accordance with Section 9.9;

(c)   the dissolution of the Master LLC;

(d)   determination by the Administrator in its sole discretion to dissolve the Portfolio; or

(e)   entry of a judicial decree of dissolution of the Portfolio pursuant to the Act.

IX.2   Date of Dissolution. Dissolution of the Portfolio will be effective on the day on which the event occurs giving rise to the dissolution, but the Portfolio will not terminate until the assets of the Portfolio have been liquidated and distributed as provided in this Agreement. Prior to a dissolution pursuant to Section 9.1, the Administrator, in its sole discretion, may extend the period of time between the date of Closing and the Outside Date by unlimited successive one-year periods. Notwithstanding the dissolution of the Portfolio, prior to the termination of the Portfolio, the business of the Portfolio and the rights and obligations of the Members will continue to be governed by this Agreement.

IX.3   Winding Up. Upon the occurrence of any event specified in Section 9.1, the Portfolio will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, satisfying the claims of its creditors, and distributing any remaining assets in cash or in kind, to the Members in accordance with this Agreement. The Liquidating Trustee will be responsible for overseeing the winding up and liquidation of the Portfolio and will cause the Portfolio to sell or otherwise liquidate all of the Portfolio's assets except to the extent the Liquidating Trustee determines to distribute any assets to the Members in kind, discharge or make provision for all liabilities of the Portfolio and all costs relating to the dissolution, winding up, and liquidation and distribution of assets, establish reserves as may be necessary to provide for contingent liabilities of the Portfolio (for purposes of determining the Capital Accounts of the Members, the amounts of those reserves will be deemed to be an expense of the Portfolio and will be deemed income to the extent it ceases to be reserved), and distribute the remaining assets to the Members, in the manner specified in Section 9.4. The Liquidating Trustee will be allowed a reasonable time for the orderly liquidation of the Portfolio's assets and discharge of its liabilities, so as to preserve and upon disposition maximize, to the extent possible, the value of the Portfolio's assets.

IX.4   Liquidation. The Portfolio's assets, or the proceeds from the liquidation of the Portfolio's assets, will be paid or distributed in the following order:

(a)   first, to creditors to the extent otherwise permitted by applicable law in satisfaction of all liabilities and obligations of the Portfolio, including expenses of the liquidation (whether by payment or the making of reasonable provision for payment), other than liabilities for which reasonable provision for payment has been made and liabilities, if any, for Distributions to Members;

(b)   next, to the establishment of those reserves for contingent liabilities of the Portfolio as are deemed necessary by the Liquidating Trustee (other than liabilities for which reasonable provision for payment has been made and liabilities, if any, for Distribution to Members and former Members under the Act);

(c)   next, to Members and former Members in satisfaction of any liabilities for Distributions under the Act, if any;

(d)   next, to the Members, on a pro rata basis in the order of priority set forth in Section 6.1.

IX.5   Distributions in Kind. Any non-cash asset distributed to one or more Members will first be valued by the Administrator at its Fair Market Value to determine the Net Income, Loss and special allocations that would have resulted if that asset had been sold for that value, which amounts will be allocated pursuant to Article V, and the Members' Capital Accounts will be adjusted to reflect those allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset will be the Fair Market Value of that interest as determined in good faith by the Administrator (net of any liability secured by the asset that the Member assumes or takes subject to).

IX.6   No Liability. Notwithstanding anything in this Agreement to the contrary, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a negative Capital Account balance (after giving effect to all contributions, Distributions, allocations and other Capital Account adjustments for all Fiscal Years, including the Year in which that liquidation occurs), neither that Member nor any Administrator will have any obligation to make any contribution to the capital of the Portfolio, and the negative balance of that Member's Capital Account will not be considered a debt owed by that Member or any Administrator to the Portfolio or to any other Person for any purpose; *provided, however*, that nothing in this Section 9.6 will relieve any Member from any liability under any promissory note or other affirmative commitment that Member has made to contribute capital to the Portfolio.

IX.7   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member will be entitled to look only to the assets of the Portfolio for Distributions (including Distributions in liquidation) and the Parties will have no personal liability for any Distributions.

IX.8   Certificate of Cancellation. Upon completion of the winding up of the Portfolio's affairs, the Administrator will file a Certificate of Cancellation, as applicable.

IX.9   Conversion to a Trust. In connection with the liquidation of the Portfolio, the Administrator may appoint a third-party liquidator or custodian at the expense of the Portfolio or distribute the assets of the Portfolio to a liquidating trust or Entity for the benefit of the Members (a "**Liquidating Vehicle**"). Ownership interests in any Liquidating Vehicle will generally be subject to terms comparable to the Class A Units (including, for the avoidance of doubt, Distribution Expenses); provided that, in addition to other expenses contemplated in this Agreement, interests in a Liquidating Vehicle may be subject to actual expenses incurred in connection with the ongoing operations of the Liquidating Vehicle. The manager or the liquidating trustee, in its sole discretion, may establish reserves for contingencies under this Section 9.9, including with respect to interests in any liquidating vehicle.

Article X

LIMITATION OF LIABILITY; STANDARD OF CARE; INDEMNIFICATION

X.1   Limitation of Liability. Unless explicitly agreed upon, the debts, obligations and liabilities of the Portfolio, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Portfolio, and will not be those of the Members, or the Covered Persons.

X.2   Standard of Care. Neither the Members nor the Covered Persons will have any personal liability whatsoever to the Portfolio, any Member, or their Affiliates on account of that Person's role within the Portfolio, or by reason of that Person's acts or omissions in connection with the conduct of the business of the Portfolio so long as that Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Portfolio. Notwithstanding the preceding, nothing contained in this Agreement will protect that Person against any liability to which that Person would otherwise be subject by reason of (a) any act or omission of that Person that involves gross negligence, willful misconduct, bad faith, fraud, or willful and material breach of a material provision of the Operating Agreement or management agreement or (b) any transaction from which that Person or its Affiliate derives any improper personal benefit.

X.3   Indemnification. To the fullest extent permitted by applicable law, the Covered Persons will be entitled, out of the Portfolio assets, to be indemnified against and held harmless from any and all liabilities, judgments, obligations, losses, damages, claims, actions, suits or other proceedings (whether under the Securities Act, the Commodity Exchange Act, as amended, or otherwise, civil or criminal, pending or threatened, before any court or administrative or legislative body, and as the same are accrued, in which an Indemnitee may be or may have been involved as a party or otherwise or with which he, she or it may be or may have been threatened, while in office or thereafter (a "**Proceeding**")) and reasonable costs, expenses and disbursements (including legal and accounting fees and expenses) of any kind and nature whatsoever (collectively, "**Covered Losses**") that may be imposed on, incurred by, or asserted at any time against an Indemnitee (whether or not indemnified against by other parties) in any way related to or arising out of this Agreement, the administration of the Portfolio, or the action or inaction of an Indemnitee (including actions or inactions pursuant to Article IX on the Portfolio's dissolution or termination) or under contracts with the Portfolio, except that the Covered Persons will not be entitled to indemnity for Covered Losses with respect to any matter as to which an Indemnitee has been finally adjudicated in any action, suit, or other proceeding, or otherwise by a court of competent jurisdiction, to have committed an act or omission involving his, her or its own gross negligence, willful misconduct, bad faith, fraud, or reckless disregard of his, her or its obligations under this Agreement. The indemnities contained in this Article X will survive the termination of this Agreement.

X.4   Contract Right; Expenses. The right to indemnification conferred in this Article X will be a contract right. A Covered Person's right to indemnification under this Agreement includes the right to require the Portfolio to advance the expenses incurred by that Covered Person in defending any Proceeding in advance of its final disposition subject to an understanding to return the amount so advanced if it is ultimately determined that the Covered Person has not met the standard of conduct required for indemnification.

X.5 **Nonexclusive Right**. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article X will not be exclusive of any other right which any Person may have or later acquire under any statute or agreement, or under any insurance policy obtained for the benefit of any Administrator, Partnership Representative or officer of the Portfolio.

X.6 **Severability**. If any provision of this Article X is determined to be unenforceable in whole or in part, that provision will nonetheless be enforced to the fullest extent permissible, it being the intent of this Article X to provide indemnification to all Persons eligible under this Agreement to the fullest extent permitted by applicable law.

X.7 **Insurance**. The Administrator may cause the Portfolio to purchase and maintain insurance on behalf of any Covered Person who is or was an agent of the Portfolio against any liability asserted against that Covered Person capacity as an agent.


Article XI

POWER OF ATTORNEY


XI.1 **Function of Power of Attorney**. Each Member, by its execution of this Agreement, hereby irrevocably makes, constitutes and appoints each of the Administrator and the Liquidating Trustee, if any, in the capacity as Liquidating Trustee (each is referred to as the "**Attorney**"), as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) this Agreement and any amendment to this Agreement that has been adopted as provided in this Agreement; (ii) the original Certificate of Formation and all amendments required or permitted by law or the provisions of this Agreement; (iii) all instruments or documents required to effect a transfer of the Class A Units; (iv) all certificates and other instruments deemed advisable by the Administrator or the Liquidating Trustee, if any, to carry out the provisions of this Agreement, and applicable law or to permit the Portfolio to become or to continue as a limited liability company wherein the Members have limited liability in each jurisdiction where the Portfolio may be doing business; (v) all instruments that the Administrator or the Liquidating Trustee, if any, deems appropriate to reflect a change, modification or termination of this Agreement or the Portfolio in accordance with this Agreement including, the admission of additional Members or substituted members pursuant to the provisions of this Agreement, as applicable; (vi) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Portfolio; (vii) all conveyances and other instruments or papers deemed advisable by the Administrator or the Liquidating Trustee, if any, including, those to effect the dissolution and termination of the Portfolio (including a Certificate of Cancellation); (viii) all other agreements and instruments necessary or advisable to consummate any purchase of Target Purchase(s); and (ix) all other instruments or papers that may be required or permitted by law to be filed on behalf of the Portfolio.

XI.2 **Additional Functions**. The foregoing power of attorney:

(a) is coupled with an interest, is irrevocable and will survive the subsequent death, disability or Incapacity of any Member or any subsequent power of attorney executed by a Member;

(b) may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them;

(c) will survive the delivery of an assignment by a Member of all or any of its Class A Units; except that, where the assignee of that Member's Class A Units has been approved by the Administrator for admission to the Portfolio, as a Substituted Member, the power of attorney of the assignor will survive the delivery of that assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect that substitution; and

(d)   is in addition to any power of attorney that may be delivered by a Member in accordance with its Subscription Agreement entered into in connection with its acquisition of Class A Units.

XI.3   Delivery of Power of Attorney. Each Member must execute and deliver to the Administrator within five days after receipt of the Administrator's request, any further designations, powers-of-attorney and other instruments as the Administrator reasonably deems necessary to carry out the terms of this Agreement.


Article XII

MISCELLANEOUS


XII.1   Amendments. This Agreement is subject to amendment only with the written Consent of the Administrator and either (i) the Manager or (ii) the Majority Members; *provided, however,* that no amendment to this Agreement may:

(a)   Modify the limited liability of a Member; modify the indemnification and exculpation rights of the Covered Persons; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, in each case, without the Consent of each affected Member or Covered Person, as the case may be;

(b)   Alter the interest of any Member in income, gains and losses or amend any portion of Article III without the Consent of each Member adversely affected by that amendment; *provided, however,* that the admission of additional Members in accordance with the terms of this Agreement will not constitute an alteration or amendment;

(c)   Amend any provisions of this Agreement that require the Consent, action or approval of Members without the Consent of those Members; or

(d)   Amend or waive any provision of this Section 12.1(d) or Section 4.1.

XII.2   Ministerial and Administrative Amendments. Notwithstanding the limitations of Section 12.1, ministerial or administrative amendments as may in the discretion of the Administrator be necessary or appropriate and those amendments as may be required by law may be made from time to time without the Consent of any of the Members; *provided, however,* that no amendment will be adopted pursuant to this Section 12.2 unless that amendment would not alter, or result in the alteration of, the limited liability of the Members or the status of the Portfolio as a "partnership" for federal income tax purposes.

XII.3   Amendment Recordation. Upon the adoption of any amendment to this Agreement, the amendment will be executed by the Administrator and, if required, will be recorded in the proper records of each jurisdiction in which recordation is necessary for the Portfolio to conduct business. Any adopted amendment may be executed by the Administrator on behalf of the Members pursuant to the power of attorney granted in Section 12.1.

XII.4   Offset Privilege. The Portfolio may offset against any monetary obligation owing from the Portfolio to any Members or Administrator any monetary obligation then owing from that Member or

Administrator to the Portfolio; provided, however, that the offset right will only apply to any monetary obligation owed to that Member or Administrator in their capacity as a Member or Administrator.

XII.5   Notices.

(a)   Any notice or other communication to be given to the Portfolio, the Administrator or any Member in connection with this Agreement will be in writing and will be delivered or mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand or messenger.

(b)   Each Member hereby acknowledges that the Administrator is entitled to transmit to that Member exclusively by e-mail (or other means of electronic messaging) all notices, correspondence and reports, including, but not limited to, that Member's Schedule K-1s.

(c)   Each notice or other communication to the Administrator will for purposes of this Agreement be treated as effective or having been given upon the earlier of (i) receipt, (ii) the date transmitted by email, with evidence of transmission from the transmitting device, (iii) acknowledged receipt, (iv) when delivered in person, (v) when sent by electronic facsimile transfer or electronic mail at the number or address set forth below and receipt is acknowledged by the Administrator, (vi) one business day after having been dispatched by a nationally recognized overnight courier service if receipt is evidenced by a signature of a person regularly employed or residing at the address set forth below for that Party or (vii) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid.

(d)   Any notice must be given, if (x) to the Portfolio, to the Portfolio's Principal Office Location, facsimile number or email address, to the attention of the Administrator and (y) to any Member or Administrator, to that Member's or Administrator's address or number specified in the records of the Portfolio. Any Party may by notice pursuant to this Section 12.5 designate any other physical address or email address to which notice to that Party must be given.

XII.6   Waiver. No course of dealing or omission or delay on the part of any Party in asserting or exercising any right under this Agreement will constitute or operate as a waiver of any right. No waiver of any provision of this Agreement will be effective, unless in writing and signed by or on behalf of the Party to be charged with the waiver. No waiver will be deemed a continuing waiver or future waiver or waiver in respect of any other breach or default, unless expressly so stated in writing.

XII.7   Governing Law. This Agreement will be construed, performed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflict of laws principles to the extent those principles or rules would require or permit the application of the laws of another jurisdiction.

XII.8   Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach of this Agreement, except for any claim or action that the Administrator or Portfolio may elect to commence to enforce any of its rights or the Members obligations under this Agreement or the Subscription Agreement, will be settled by binding arbitration, before three arbitrators, administered by the American Arbitration Association under and in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction.

(a)   *Location.* Any arbitration will be held in San Francisco, CA.

(b)   *Costs.* Each of the Parties will equally bear any arbitration fees and administrative costs associated with the arbitration. The prevailing Party, as determined by the arbitrators, will be awarded its costs and reasonable attorneys' fees incurred in connection with the arbitration.

(c)   *Consent to Jurisdiction.* The Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court located in San Francisco, CA, for recognition or enforcement of any award determined pursuant to this Section 12.8.

XII.9   Remedies. In the event of any actual or prospective breach or default of this Agreement by any Party, the other parties will be entitled to seek equitable relief, including remedies in the nature of injunction and specific performance (without being required to post a bond or other security or to establish any actual damages). In this regard, the Parties acknowledge that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Class A Units are not readily marketable. All remedies under this Agreement are cumulative and not exclusive, may be exercised concurrently and nothing in this Agreement will be deemed to prohibit or limit any Party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including the recovery of damages.

XII.10 Severability. The provisions of this Agreement are severable and in the event that any provision of this Agreement is determined to be illegal, invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions of this Agreement will not be affected, but will, subject to the discretion of that court, remain in full force and effect, and any illegal, invalid or unenforceable provision will be deemed, without further action on the part of the Parties, amended and limited to the extent necessary to render that provision, as so amended and limited, legal, valid and enforceable, it being the intention of the Parties that this Agreement and each provision will be legal, valid and enforceable to the fullest extent permitted by applicable law.

XII.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. A facsimile, PDF or DocuSign (or similar service) signature will be deemed an original. The Parties hereby Consent to transact business with the Portfolio and each of the other via electronic signature (including via the Portal, DocuSign, eSignLive, or a similar service). Each Party understands and agrees that their signature page may be disassembled and attached to the final version of this Agreement.

XII.12 IRS Circular 230 disclosure. Any discussion of United States federal tax issues contained in the Subscription Agreement, confidential private placement memorandum, this Agreement, or concerning the investment in the Portfolio, by the Portfolio, Administrator, Manager, and their respective counsel, is not intended or written to be relied on by the other for purpose of avoiding penalties imposed under the Code. Each Party should seek advice from an independent tax adviser based on their particular circumstances.

XII.13 Further Assurances. Each Party shall promptly execute, deliver, file or record those agreements, instruments, certificates and other documents and take other actions as the Administrator may reasonably request or as may otherwise be necessary or proper (to carry out the terms and provisions of this Agreement and to consummate and perfect the transactions contemplated hereby, including: (i) to facilitate the Closing or satisfy any Closing Conditions; (ii) to satisfy applicable anti-money laundering requirements; (iii) for any tax purpose; or (iv) for any other purpose that is consistent with the terms of this Agreement.

XII.14 Assignment. Except as otherwise provided in this Agreement, and any right, interest or obligation may not be assigned by any Party without the prior written Consent of the Administrator as set forth in Article VII. Any purported assignment without Consent will be *ab initio* null and void and without effect.

XII.15 Binding Effect. This Agreement will be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns. This Agreement is not intended, and will not be deemed, to create or confer any right or interest for the benefit of any Person not a party to this Agreement.

XII.16 Titles and Captions. The titles and captions of the Articles and Sections of this Agreement are for convenience of reference only and do not in any way define or interpret the intent of the Parties or modify or otherwise affect any of the provisions hereof and shall not have any effect on the construction or interpretation of this Agreement.

XII.17 Construction. In this Agreement: (a) words importing the singular number only shall include the plural and vice versa and words importing the masculine gender only shall include the feminine and neuter genders and *vice versa*; (b) the words "include", "includes" and "including" mean "include", "includes" or "including", in each case, "without limitation"; (c) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time; (d) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and (e) whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a business day, such payment shall be made or action taken on the next following business day. To the fullest extent permitted by law, any ambiguities in this Agreement will be resolved without reference to which party may have drafted this Agreement.

XII.18 Side Letters. Notwithstanding the provisions of this Agreement or of any Subscription Agreement, it is hereby acknowledged and agreed that the Administrator on its own behalf or on behalf of the Portfolio, without the approval of any Administrator or any other Person, may enter into letter agreements with one or more Members that have the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or any Subscription Agreement with respect to the Member or Members party thereto.

(Signature Page Follows*)*

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement effective as of the Effective Date.

	PORTFOLIO:
	By:_____
	Name: Anthony Zhang
	Title: Authorized Signatory